UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE
SECURITIES ACT OF 1933
For the month of August 2011
Commission File No. 333-08880

SATÉLITES MEXICANOS, S.A. DE C.V.
(Exact name of registrant as specified in its charter)
MEXICAN SATELLITES,
A Mexican Company of Variable Capital
(Translation of registrant name into English)
Avenida Paseo de la Reforma No. 222, pisos 20 y 21
Col. Juárez
México, D.F., 06600,
México (52)55-2629-5800
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☒     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):
Yes  ☐          No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):
Yes  ☐          No  ☒
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐          No  ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Explanatory Note
This Form 6-K/A is being furnished by Satélites Mexicanos, S.A. de C.V. (“Satmex”) solely to amend Part I — Items 2 and 3 and Part II — Item 2 of its current report on Form 6-K originally furnished on August 5, 2011.
On September 2, 2011, Satmex concluded, after conferring with its independent registered public accounting firm, that the “Unaudited Condensed Consolidated Statement of Cash Flows” in the Form 6-K originally furnished on August 5, 2011 contains certain errors and should no longer be relied upon. Satmex is therefore restating its unaudited condensed consolidated statement of cash flows for the period from January 1, 2011 to May 25, 2011 (Predecessor Registrant) and for the period from May 26, 2011 to June 30, 2011 (Successor Registrant) primarily to reclassify certain cash flows and amend the Management’s Discussion and Analysis of Financial Condition and Results of Operations.
The unaudited condensed consolidated statements of cash flows for the period from January 1, 2011 to May 25, 2011 (Predecessor Registrant) and for the period from May 26, 2011 to June 30, 2011 (Successor Registrant), as previously presented in Satmex’s Form 6-K furnished on August 5, 2011, have been restated as follows: (i) $18,647 of deferred financing costs paid by the Predecessor Registrant, which were previously presented within operating cash flows, have been presented within financing cash flows for the period from January 1, 2011 to May 25, 2011; (ii) the repayment of First Priority Old Notes and proceeds from Primary Rights Offering were previously presented as financing cash outflows within the Predecessor Registrant — such amounts were repaid by the Successor Registrant on May 26, 2011, and have been reclassified to the Successor Registrant; and (iii) the supplemental disclosures of non-cash financing activities which disclosed the capitalization of $206,890 of debt into common stock of Satmex in the Predecessor Registrant has been reclassified in the amount of $78,619 to the non-cash financing activity disclosures in the statement of cash flows of the Successor Registrant as the capitalization took place on May 26, 2011.

PART I — FINANCIAL INFORMATION
Item 2 — Unaudited Financial Statements

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

	Successor
	Registrant	Predecessor
	June 30,	Registrant
	2011	December 31, 2010
	(In thousands of U.S. dollars)

ASSETS
Current assets:
Cash and cash equivalents	$150,815	$75,712
Accounts receivable — net	16,384	13,126
Due from related parties	—	840
Inventories — net of allowance for obsolescence	539	494
Prepaid insurance	2,750	4,911

Total current assets	170,488	95,083
Satellites and equipment — net	258,632	202,045
Construction in-progress — Satmex 8	191,489	63,113
Concessions — net	44,565	38,185
Intangible assets	97,671	7,156
Guarantee deposits and other assets	855	873
Deferred financing costs	17,994	—
Goodwill	—	32,502

Total	$781,694	$438,957

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Short-term portion of debt obligations	$—	$238,237
Accounts payable and accrued expenses	52,534	14,630
Deferred revenue	2,271	2,344
Accrued interest	3,002	1,781
Due to related parties	4	—
Income tax payable	34	101
Deferred income taxes	479	325

Total current liabilities	58,324	257,418
Debt obligations	325,000	197,873
Deferred revenue	57,540	60,666
Accounts payable and accrued expenses	2,737	2,677
Labor obligations	943	943
Deferred income taxes	11,593	5,413

Total liabilities	456,137	524,990
Contingencies and commitments (Note 14)
Shareholders’ equity (deficit):
Satélites Mexicanos, S.A. de C.V. shareholders’ equity (deficit)
Common stock:
Class I, no par value (authorized, issued and outstanding as of December 31, 2010: 10,312,499 shares; as of June 30, 2011: 50,000 shares)
Class II, no par value (authorized, issued and outstanding as of December 31, 2010: 36,562,500 shares; as of June 30, 2011: 129,950,000 shares)	326,585	46,764
Accumulated deficit	—	(136,320)
Accumulated deficit since May 26, 2011	(4,623)	—

Total Satélites Mexicanos, S.A. de C.V. shareholders’ equity (deficit)	321,962	(89,556)
Noncontrolling interest	3,595	3,523

Total shareholders’ equity (deficit)	325,557	(86,033)

Total	$781,694	$438,957

See accompanying notes to these unaudited condensed consolidated financial statements.

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Operations

	Six Months			Quarterly
	Successor			Successor
	Registrant	Predecessor Registrant		Registrant	Predecessor Registrant
	Period from	Period from		Period from	Period from	Three
	May 26, 2011	January 1, 2011	Six Months	May 26, 2011	April 1, 2011	Months Ended
	through	through	Ended	through	through	June 30,
	June 30, 2011	May 25, 2011	June 30, 2010	June 30, 2011	May 25, 2011	2010
	(In thousands of U.S. dollars)
Revenues:
Satellite services	$8,555	$43,734	$53,056	$8,555	$17,100	$26,626
Broadband satellite services	1,237	5,190	6,204	1,237	2,004	3,201
Programming distribution services	996	4,786	4,641	996	1,978	2,267

Total revenues	10,788	53,710	63,901	10,788	21,082	32,094
Costs and expenses
Satellite services(1)	776	4,401	5,563	776	1,829	2,832
Broadband satellite services(1)	306	685	1,141	306	244	649
Programming distribution services(1)	596	2,625	2,475	596	1,070	1,252
Selling and administrative expenses(1)	2,087	7,716	7,579	2,087	2,955	3,922
Depreciation and amortization	7,598	17,078	21,414	7,598	6,856	10,971
Restructuring and reorganization expenses, net(2)	3	28,766	9,057	3	19,920	5,182

Total costs and expenses	11,366	61,271	47,229	11,366	32,874	24,808
Operating (loss) income	(578)	(7,561)	16,672	(578)	(11,792)	7,286
Other (expenses) income:
Interest expense and financing costs	(1,591)	(17,206)	(22,446)	(1,591)	(6,533)	(11,901)
Interest income	65	150	160	65	56	73
Net foreign exchange (loss) gain	(57)	349	6	(57)	176	38

Loss before income tax	(2,161)	(24,268)	(5,608)	(2,161)	(18,093)	(4,504)
Income tax expense (benefit)	2,390	2,199	511	2,390	2,011	(2,044)

Net loss	(4,551)	(26,467)	(6,119)	(4,551)	(20,104)	(2,460)
Less: Net income attributable to noncontrolling interest	72	3	171	72	10	41

Net loss attributable to Satélites Mexicanos, S.A. de C.V.	$(4,623)	$(26,470)	$(6,290)	$(4,623)	$(20,114)	$(2,501)

(1)	Exclusive of depreciation and amortization shown separately.

(2)	Restructuring and reorganization expenses consist of costs incurred by Satmex as part of its activities to restructure its capital structure (including principally financial advisory, professional and regulatory fees)

See accompanying notes to these unaudited condensed consolidated financial statements.

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

	Six Months
	Successor
	Registrant	Predecessor Registrant
	Period from	Period from
	May 26, 2011	January 1, 2011
	through	through
	June 30, 2011	May 25, 2011	Six Months
	(As Restated;	(As Restated;	Ended
	See Note 2)	See Note 2)	June 30, 2010
	(In thousands of U.S. dollars)
Cash flows from operating activities:
Net loss	$(4,551)	$(26,467)	$(6,119)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	7,598	17,078	21,414
Deferred income taxes	2,406	1,575	(342)
Deferred revenue	(189)	(977)	(1,172)
Amortization of deferred financing costs	253	—	—
Interest accrued to principal on debt obligations	—	4,020	7,569

Changes in operating assets and liabilities:
Accounts receivable	3,228	(6,486)	(7,042)
Due from related parties	4	840	(297)
Inventories	121	(166)	127
Prepaid insurance	280	1,881	2,686
Guarantee deposits and other assets	150	(132)	(86)
Accounts payable, accrued expenses and income tax	(13,077)	11,070	1,249
Guarantee deposits and accrued expenses	(44)	665	(129)
Accrued interest	587	5,630	15

Net cash (used in) provided by operating activities	(3,234)	8,531	17,873

Cash flows from investing activities:
Construction in-progress Satmex 8 (including capitalized interest)	(45,357)	(42,731)	(16,046)
Acquisition of equipment	12	(634)	(2,708)

Net cash used in investing activities	(45,345)	(43,365)	(18,754)

Cash flows from financing activities:
Proceeds from issuance of common stock	90,000	—	—
Repayment of First Priority Old Notes	(238,237)	—	—
Issuance of New Notes	—	325,000	—
Deferred financing cost	—	(18,247)	—

Net cash (used in) provided by financing activities	(148,237)	306,753	—

Cash and cash equivalents:
Net (decrease) increase for the period	(196,816)	271,919	(881)
Beginning of period	347,631	75,712	102,393

End of period	$150,815	$347,631	$101,512

Supplemental disclosures of cash flow information:
Cash paid during the period:
Interest paid	$617	$11,811	$13,725

Capitalized interest	$1,374	$4,199	$—

Income taxes paid	$272	$528	$4,079

Non-cash investing activities:
Construction in-progress Satmex 8 incurred not yet paid	$40,667	$35,678	$—

Non-cash financing activities:
Common stock issued upon conversion of debt	$78,619	$—	$—

See accompanying notes to these unaudited condensed consolidated financial statements.

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of U.S. dollars)

1.	Nature of business

Satélites Mexicanos, S.A. de C.V. and subsidiaries (“Satmex” or together with its subsidiaries, the “Company”) is a significant provider of fixed satellite services (“FSS”) in the Americas, with coverage of more than 90% of the population of the region across more than 45 nations and territories. Our current fleet is comprised of three satellites, Satmex 6, Satmex 5, and Solidaridad 2 in contiguous orbital slots that enable our customers to effectively serve our entire coverage footprint utilizing a single satellite connection. Our business provides mission-critical communication services to a diverse range of high-quality customers, including large telecommunications companies, private and state-owned broadcasting networks, cable and direct-to-home satellite (“DTH”) television operators, and public and private telecommunications networks operated by financial, industrial, transportation, tourism, educational and media companies as well as governmental entities. We provide our services primarily to three types of customers: data and voice-over IP networks, video and government.

We primarily provide commercial FSS through Satmex 6 and Satmex 5, which have a total of 108 C- and Ku-band 36 MHz transponder equivalents. We have started construction and entered into a launch services agreement for a new satellite, Satmex 8, which will replace Satmex 5. We anticipate that construction on Satmex 8 will be completed by July 2012 and that Satmex 8 will be in-service by the end of 2012. In March 2008, Solidaridad 2, was placed in inclined orbit. It primarily provides L-band service to the Mexican government for national security and social services. As of December 31, 2010, we estimated that Solidaridad 2 could remain in inclined orbit for 2.5 years but in early 2011 we began to suspect that it had less propellant than needed to continue to operate in inclined orbit for that period. On June 1, 2011, we received the results of an independent study and based on such study we have decided to de-orbit the satellite which we plan to commence in October 2011. We intend to pursue plans for a new satellite, Satmex 7, to occupy the orbital slot of Solidaridad 2 and offer both C- and Ku-band services. In the interim, we anticipate transferring Satmex 5 to the Solidaridad 2 orbital slot once Satmex 8 is in orbit.

We operate and monitor our satellite fleet from two specialized earth stations, or satellite control centers, located in Iztapalapa, Mexico, and Hermosillo, Mexico. The Mexican government granted us a concession (the “Property Concession”) to use the land and buildings on which our satellite control centers are located for an initial term expiring in October 2037, which Property Concession may be renewed.

In addition to our core FSS business, which we report as our “Satellite services” segment, we also offer broadband satellite services through our 75%-owned subsidiary Enlances Integra, S. de R.L. de C.V. (“Enlaces”) and programming distribution services through our “Alterna’TV” digital distribution platform.

2.	Basis of presentation

The accompanying condensed consolidated financial statements, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany transactions have been eliminated and effect has been given to the recapitalization transactions discussed below and to the adoption of push-down accounting.

The accounting policies applied in the accompanying unaudited interim condensed consolidated financial statements are consistent with those of the annual consolidated financial statements for the year ended December 31, 2010. In the opinion of the Company’s management, all normal and recurring adjustments necessary for a fair presentation of the accompanying interim condensed consolidated financial statements have been properly included. The results of the three and six months are not necessarily indicative the results for the full year. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited financial statements of the Company and related notes as of and for the year

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

ended December 31, 2010, as certain information and disclosures included in a full set of annual financial statements prepared in accordance with U.S. GAAP has been condensed or omitted.

Restatement of cash flow statement — The unaudited consolidated statements of cash flows for the period from January 1, 2011 to May 25, 2011 (Predecessor Registrant) and for the period from May 26, 2011 to June 30, 2011 (Successor Registrant), as previously presented in our Form 6-K, furnished on August 5, 2011, have been restated as follows: (i) $18,647 of deferred financing costs paid by the Predecessor Registrant, which were previously presented within operating cash flows, have been presented within financing cash flows for the period from January 1, 2011 to May 25, 2011; (ii) Repayment of First Priority Old Notes and proceeds from the Primary Rights Offering were previously presented as financing cash outflows within the Predecessor Registrant; such amounts were repaid by the Successor Registrant on May 26, 2011, and have been reclassified to the Successor Registrant; and (iii) the supplemental disclosures of non-cash financing activities which disclosed the capitalization of $206,890 of debt into common stock of Satmex in the Predecessor Registrant has been reclassified in the amount of $78,619 to the non-cash financing activity disclosures in the statement of cash flows of the Successor Registrant as the capitalization took place on May 26, 2011.

Recapitalization transactions — In an effort to address certain liquidity needs, Satmex reached an agreement with certain holders of (i) the notes (the “First Priority Old Notes”) issued under the indenture (the “Old First Priority Indenture”), dated as of November 30, 2006, among Satmex, each of the First Priority Guarantors named therein, as first priority guarantors, and U.S. Bank, National Association, a national banking association, as first priority indenture (successor) trustee, and (ii) the notes (the “Second Priority Old Notes”) issued under the indenture (the “Old Second Priority Indenture”, and together with the Old First Priority Indenture, the “Old Indentures”), dated as of November 30, 2006, among Satmex, each of the Second Priority Guarantors named therein, as second priority guarantors, and Wells Fargo Bank, National Association, a national banking association, as trustee, regarding a comprehensive recapitalization of Satmex effected through various transactions, including the solicitation of the voluntary filling on April 6, 2011 by Satmex, Alterna’TV Corporation and Alterna’TV International for protection under Chapter 11 of the U.S. Bankruptcy Code, and the confirmation (received on May 11, 2011) and consummation (which occurred on May 26, 2011) of a prepackaged plan of reorganization filed in the United States Bankruptcy Court (the “Plan of Reorganization”) to provide Satmex resources to (i) repay the First Priority Old Notes through the issuance of $325.0 million of 9.5% Senior Secured Notes due 2017 (the “New Notes”) (which occurred on May 5, 2011; such funds were held in escrow and released on May 26, 2011), and (ii) to timely finance the completion of Satmex 8 satellite, through a rights offering to eligible holders of the Second Priority Old Notes in the indirect parent of reorganized Satmex in an aggregate amount of up to $96,250 (the “Primary Rights”) (which occurred on May 26, 2011). Eligible holders of Second Priority Old Notes also had the right to invest in their pro rata share of a follow-on issuance of equity securities in an aggregate amount of up to $40,000 (the “Follow-On Rights”), which may be called by reorganized Satmex for purposes of funding the construction and launch of its Satmex 7 satellite.

The terms of the Plan contemplated that holders of claims against and interests in Satmex receive the following treatment:

•	Holders of Satmex’s First Priority Old Notes were paid out in cash at par plus accrued interest at the non default rate without premium or penalty, which occurred on May 26, 2011.

•	Holders of Satmex’s Second Priority Old Notes received as consideration for the cancellation of the Second Priority Old Notes, their pro rata share of (i) either direct interests in reorganized Satmex or equity interests in the indirect parent of reorganized Satmex, which occurred on May 26, 2011, (ii) the Primary Rights to invest in additional interests in Satmex or the indirect parent of reorganized Satmex, which occurred on May 26, 2011, and (iii) the Follow-On Rights, but only to the extent that holders exercised their Primary Rights.

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

On May 11, 2011, the Bankruptcy Court entered an order confirming the Plan of Reorganization. The Plan of Reorganization became effective on May 26, 2011 (the “Plan Effective Date”).

The Plan of Reorganization resulted in a change in control of Satmex upon the effectiveness of a separate share purchase agreement. Although consummation of the share purchase agreement took place concurrently with the other Transactions, as was contemplated in the Plan of Reorganization, such agreement, which is governed by Mexican Law, was a separate legal agreement apart from the Plan of Reorganization. The enforceability of the agreement and the change in control that occurred as a result of such agreement, were not contingent on the confirmation of the Plan of Reorganization or the successful completion of the other Transactions. Change in control was executed among an interested group of investors acting together to mutually promote the Transactions and subsequently collaborate on the control of Satmex. Given this fact and as a result of becoming substantially wholly-owned, in conformity with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805-50-S99, New Basis of Accounting, Satmex is required to apply push-down accounting in its consolidated financial information to reflect its acquisition by the collaborative investors and reflect the basis for its assets and liabilities. Accordingly, acquisition accounting adjustments are applied on a push-down basis to the accompanying unaudited consolidated financial statements. Acquisition accounting adjustments include adjustments necessary to allocate the value of the consideration paid to the identifiable tangible and intangible assets and liabilities of Satmex based on their fair values, including the related deferred income tax effects. A more detailed description of each of these acquisition accounting adjustments is described in Note 4.

Preliminary Fair Value Adjustments — The unaudited condensed consolidated financial statements reflect the allocation of the consideration paid to the fair value assigned to the net assets acquired. Fair market values included in the unaudited condensed consolidated financial statements were determined based on projections specific to our operations, reference to market rates and certain industry trends.

These values determined are considered preliminary, as Satmex is still in the process of identifying and measuring the amount of the consideration transferred, the fair value of the net assets acquired and the identification of all potential intangible assets as a result of the acquisition, for which reason such values, including the resulting bargain purchase amount, may fluctuate.

Consolidation of financial statements — The unaudited consolidated financial statements include the financial statements of Satmex and those of its subsidiaries. The financial statements of the subsidiaries are consolidated from their respective dates of acquisition or incorporation. All intercompany transactions and balances have been eliminated in consolidation.

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

The activities of the entities in the consolidated group are described below:

	Direct and
	Indirect
	Ownership
Company(1)	Percentage		Activity

Enlaces Integra, S. de R. L. de C. V. (“Enlaces”)	75.00%		Acquired on November 30, 2006. Enlaces offers private networks for voice, video and data as well as other value-added satellite services to retailers financial institutions and other commercial, government, educational and non-profit organizations, primarily in Mexico.
HPS Corporativo, S. de R. L. de C. V. (“HPS”)	75.00	%(2)	Incorporated on December 20, 2007 to provide administrative services exclusively to Enlaces.
Alterna’TV Corporation (“Alterna’TV Corporation”)	100.00%		Incorporated on December 19, 2008, to be a vehicle to contract the procurement of the Satmex 7 satellite with a third party.
Alterna’TV International Corporation (“Alterna’TV International”)	100.00%		Incorporated on May 21, 2009. This entity is engaged in programming distribution services.
SMVS Administración, S. de R. L. de C. V. (“SMVS Administración”)	100.00%		Incorporated on June 30, 2006, to provide administrative services exclusively to Satmex.
SMVS Servicios Técnicos, S. de R. L. de C. V. (“SMVS Servicios” and, together with SMVS Administración, the “Service Companies”)	100.00%		Incorporated on June 30, 2006, to provide operating services exclusively to Satmex.

(1)	Satmex Escrow, S.A. de C.V., was incorporated on March 8, 2011 solely to act as the issuer of the New Notes and was merged into Satmex on May 26, 2011.

(2)	HPS Corporativo, S.de R.L. de C.V. is owned 99.97% by Enlaces and 0.03% by SMVS Administración, S. de R. L. de C. V.

Foreign currency transactions — For statutory purposes, accounting records are maintained in Mexican pesos, in the Spanish language and under Mexican Financial Reporting Standards. For US GAAP purposes, Satmex keeps separate accounting records in its functional currency, the U.S. dollar. Transactions denominated in Mexican pesos and other foreign currencies are recorded at the rate of exchange in effect at the date of the transactions. Monetary assets and liabilities denominated in Mexican pesos and other foreign currencies are converted into Satmex’s functional currency at the rate of exchange in effect at the balance sheet date (Mexican pesos per one U.S. dollar as of June 30, 2011 and December 31, 2010, were $11.8103 and $12.3571, respectively), with the resulting effect included in other income and expense within results of operations.

3.	Significant accounting policies

A summary of the significant accounting policies used in the preparation of the accompanying consolidated financial statements follows:

a. Cash and cash equivalents — This line item consists mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses. Cash equivalents are composed of highly liquid investments with original maturities of three months or less. This line item is stated at nominal value plus accrued yields, which are recognized in results as they accrue.

b. Concentrations of credit risk — Financial assets which potentially subject Satmex to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Satmex’s cash and cash equivalents are maintained with high-credit quality financial institutions.

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

Satmex’s customers are several companies of the private domestic sector and certain foreign companies. Management considers that its credit evaluation, approval and monitoring processes combined with negotiated billing arrangements mitigate potential credit risks with regard to its current customer base. The principal customers of Satmex are as follows: for Satellite services — broadcasting: Grupo Televisa and Productora y Comercializadora de Televisión, S.A. de C.V.; for Satellite services — telecommunications: Teléfonos de México, S.A. de C.V. and Telmex Perú, S.A. (“Telmex”); and for Satellite services — data transmission and Internet: Hughes Network Systems, LLC. For Programming distribution services (Alterna’TV International) Satmex’s principal customers are Direct TV and Comcast Cable Communications. For Broadband satellite services (Enlaces), the principal customers are Globalstar de México, S. de R. L. de C. V. and Grupo Wal-Mart de México.

Revenues provided by Satellite services, Broadband satellite and Programming distribution were obtained from:

	Six Months
	Ended	Year Ended
	June 30, 2011	December 31, 2010

	%	%
Hughes Networks Systems, LLC.	15	17
Telmex	15	14
Other foreign customers	38	37
Other Mexican customers	32	32

c. Inventories — Inventories consist mainly of antennas and are stated at the lower of cost or market value. Cost is determined using the average cost method.

d. Satellites and equipment — As of May 26, 2011, Satmex applied push-down accounting as a result of the recapitalization transactions, under which its satellites and equipment were recorded at fair values based upon the appraised values of such assets and were assigned new lives. Satmex determined the fair value of the satellites and equipment using the planned future use of each asset or group of assets and/or quoted market prices for assets where a market exists for such assets. In the determination of fair value, Satmex also considered whether an asset would be sold either individually or with other assets and the proceeds Satmex could expect to receive from such sale. As of December 31, 2010, satellites and equipment were also valued at their fair value as of November 30, 2006, when Satmex had applied fresh start reporting resulting from a previous reorganization of Satmex that became effective on such date.

Assumptions relating to the expected future use of individual assets could affect the fair value of such assets and the depreciation expense recorded related to such assets in the future. Depreciation is provided using the straight-line method for satellites, related equipment and other owned assets over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements. The estimated useful lives of the satellites as of June 30, 2011 are as follows:

	Average Years	Remaining Useful Life

Satellites in-orbit — original estimated useful life as determined by engineering analysis:
Satmex 6	15	11.69 years
Satmex 5	15	1.43 years
Solidaridad 2	14.5	0.25 years(1)

(1)	In March 2008, Solidaridad 2 was placed in inclined orbit to conserve propellant. Since then, it has primarily provided L-band service to the Mexican Government for national security and social services and

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

makes no material contribution to Satmex’s operating income. It concluded its depreciation period based upon its original estimated design life at the end of 2009. As of December 31, 2010, Satmex estimated that Solidaridad 2 could remain in inclined orbit for 2.5 years but in early 2011, began to suspect that it had less propellant than needed to continue to operate in inclined orbit for that period. On June 1, 2011, Satmex received the results of an independent study and based on that study, decided to de-orbit the satellite which Satmex plans to commence in October 2011. Satmex has advised the Mexican Secretary of Communications and Transportation of its plans. Satmex intends to pursue plans for a new satellite, Satmex 7, to occupy the orbital slot of Solidaridad 2 and offer both C- and Ku-band services. In the interim, Satmex anticipates transferring Satmex 5 to the Solidaridad 2 orbital slot once Satmex 8 is in orbit.

The estimated useful lives of Satmex’s other equipment as of June 30, 2011 are as follows:

Average Years

Equipment:
Satellite equipment	3
Furniture and fixtures	10
Leasehold improvements	5
Teleport, equipment and antennas	10

Depreciation of satellites commences on the date on which the satellite is placed in orbit. Satmex 6 was launched on May 27, 2006 and commenced operations in July 2006. Satmex 5 was launched on December 5, 1998 and commenced operations in January 1999. Solidaridad 2 concluded its depreciation period based upon its estimated useful life during 2009.

Costs incurred in connection with the construction and successful deployment of the satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs, in-orbit test insurance and construction period interest.

Satmex insures its satellites to cover any possible loss, except for that mentioned in Note 14. The amounts of contracted coverage are based on satellite industry standards. When a new satellite is launched, Satmex procures insurance to cover both the launch risk and a period of in-orbit risk. The premium paid for these concepts is capitalized within the cost of the satellite. The premium paid to renew in-orbit coverage is recorded as a prepaid insurance and amortized over the related policy period.

e. Concessions — As of May 26, 2011, Satmex applied push-down accounting as a result of the recapitalization transactions, under which its orbital concessions were recorded at fair value and are amortized over 40 years using the straight-line method. Their remaining useful life at such date was 26 years. The concession to operate a telecommunications public network is amortized over 18 years, which was the remaining useful life at the date of grant to Satmex. As of December 31, 2010, concessions were also valued at their fair value as of November 30, 2006, when Satmex had applied fresh start reporting resulting from a previous reorganization of Satmex that became effective on such date.

f. Valuation of satellites and long-lived assets — The carrying value of the satellites, amortizable intangible assets and other long-lived assets is reviewed for impairment wherever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the expected undiscounted future cash flows are less than the carrying value of the long-lived assets, an impairment charge is recorded based on such asset’s estimated fair value. Changes in estimates of future cash flows could result in a write-down of the asset in a future period. Estimated future cash flows from Satmex’s satellites could be impacted by, among other things:

•	Changes in estimates of the useful life of the satellite.

•	Changes in estimates of Satmex’s ability to operate the satellite at expected levels.

•	Changes in the manner in which the satellite is to be used.

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

•	The loss of one or several significant customer contracts on the satellite.

g. Deferred financing costs — Satmex incurred certain issuance costs with respect to the issuance of the New Notes issued in May 2011. Specific and identifiable direct financing costs were capitalized in accordance with the provisions of FASB ASC 310-20-25-2 and are amortized using the effective interest method over the term of the New Notes.

h. Goodwill and other intangible assets — Goodwill was written-off on May 26, 2011 as a result of the adoption of push-down accounting stemming from the recapitalization transactions. A bargain purchase gain resulted from acquisition accounting for the 2011 recapitalization transactions. See further detail in Note 4. As of December 31, 2010, goodwill represented the amount by which Satmex’s reorganization equity value, stemming from its 2006 reorganization, exceeded the fair value of Satmex’s net assets (exclusive of debt obligations) in accordance with the provisions of FASB ASC 805-10, Business Combinations. Pursuant to the provisions FASB ASC 350-10, Intangibles — Goodwill and Other, goodwill is not amortized and is subject to an annual impairment test that Satmex performs in the fourth quarter of each fiscal year. Goodwill was fully allocated to the satellite services segment level (operating segment or one level below an operating segment). FASB ASC 350-10, Intangibles — Goodwill and Other, requires a two-step approach with respect to the goodwill impairment analysis. Satmex completed its annual goodwill impairment test in the fourth quarter of 2010 and determined that goodwill was not impaired.

Intangible assets as of December 31, 2010 consisted primarily of customer relationships, landing rights, contract backlog and internally developed software and technology, all of which were recorded in connection with the adoption of fresh-start reporting. The value of intangible assets was adjusted on May 26, 2011 as a result of the adoption of push-down accounting stemming from the recapitalization transactions. Intangible assets as of June 30, 2011 preliminarily represents contracted backlog, the fair value of which was calculated using the discounted cash flow approach. This intangible is amortized in accordance with the various contract maturities.

As Satmex’s acquisition price allocation is still in its preliminary stages, the value of goodwill and intangible assets may be subject to change.

i. Labor obligations — In accordance with Mexican Labor Law, Satmex provides seniority premiums benefits to its employees under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

Satmex also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause. Costs associated with these benefits are provided for based on actuarial computations using the projected unit credit method.

j. Provisions — Are recognized for current obligations that are the result of a past event, are probable to result in the use of economic resources and can be reasonably estimated.

k. Income taxes — Satmex recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. For statutory purposes, books and records are maintained in Mexican pesos, the Spanish language and Mexican Financial Reporting Standards. The enactment of IETU (Business Flat Tax) required management to project the estimated taxable income applicable to future fiscal years in order to determine the appropriate tax rate to measure deferred tax assets and liabilities. Based on Satmex’s projections, it determined that in certain

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

fiscal years it will pay ISR (regular Mexican income tax), while in others, it will pay IETU. Accordingly, Satmex scheduled the reversal of the temporary differences for both ISR and IETU purposes, determined by year whether the applicable temporary differences should be those under ISR or those under IETU, and applied the applicable rates. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and tax asset credit carryforwards. A valuation allowance is applied to reduce deferred income tax assets to the amount of future net benefits that are more likely than not to be realized, which is computed based on projected tax results. Based on Satmex’s projections of anticipated tax liability, it estimates that the tax loss carryforwards will not be fully utilized before their expiration.

l. Statutory employee profit sharing — Statutory employee profit sharing (“PTU”) is recorded in the results of the year in which it is incurred and presented within operating expenses in the accompanying unaudited condensed consolidated statements of operations. Deferred PTU liabilities are derived from temporary differences that result from comparing the accounting and PTU values of assets and liabilities.

m. Revenue recognition — Fixed satellite service revenues are recognized as the satellite capacity is provided according to service lease agreements. Satellite transmission capacity is sold through permanent and temporary contracts, which stipulate the agreed capacity. Lease agreements are accounted for either as operating or sales-type leases.

Operating lease revenues are recognized on a straight-line basis over the lease term. Revenues for temporary services are recognized as services are performed.

Revenues from end-of-life leases for transponders are usually collected in advance. Satmex does not provide insurance and/or guarantee of any kind for the related transponders to these customers. Total revenues and related costs are accounted as sales-type leases and recognized in income when the risk and rewards of the transponders are transferred to the customer in accordance with the agreements.

The public and private network signal and value-added services (“Broadband satellite services”) are recognized when services are rendered.

To calculate the monthly revenue attributable to purchasers of “Alterna’TV” programming distribution services, Satmex estimates, on a monthly basis, the number of “Alterna’TV” subscribers per purchaser according to the contractual value of each subscriber. Approximately 45 to 60 days after the end of each month, Satmex receives a definitive report from each purchaser and reconcile the definitive revenue with the estimated amount, issuing an invoice to such purchaser based on the definitive report. Variations between the estimated and actual revenue amounts are not material.

Public and private net signal and value-added services are recognized when rendered. The sale of antennas and installation services are recognized in the period in which risk and rewards are transferred to the customers, which generally coincides with the completion of the installation of the antennas and acceptance by the customer.

n. Deferred revenue — Satmex is required to provide the Mexican federal government, at no charge, approximately 362.88 MHz of its available transponder capacity for the duration of the concessions. This obligation was recognized as deferred revenue with a corresponding increase in the value of the concessions, and was adjusted to its fair value in 2006 as a result of fresh-start accounting and again on May 26, 2011, as a result of adoption of the push-down accounting. Deferred revenue is amortized over 40 years using the straight-line method.

o. Use of estimates — The preparation of consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses reported during the periods reported. Such estimates include the allowance for doubtful accounts, the revenue recognition of programming

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

distribution services, the valuation of long-lived assets and goodwill, the valuation allowance on deferred income tax assets, the scheduling of reversal of the temporary differences under different tax regimes, the estimated useful lives of each satellite and estimates of fair values. Although management believes the estimates and assumptions used in the preparation of these consolidated financial statements were appropriate in the circumstances, actual results could differ from those estimates and assumptions.

p. Recently issued accounting pronouncements — On December 17, 2010, the FASB issued ASU 2010-28, Intangibles — Goodwill and Other (Topic 350) — When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts and requires that they perform Step 2 of such test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples in FASB Accounting Standards Codification 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For public entities, the ASU is effective for impairment tests performed during entities’ fiscal years that begin after December 15, 2010. Early application will not be permitted. The adoption of this standard did not have a material effect on the accompanying consolidated financial information.

4.	Recapitalization transactions and business combination

To address future liquidity needs and enhance Satmex’s long-term growth and competitive position, the following actions have been taken:

•	the voluntary filing by Satmex and the Guarantors for protection under Chapter 11 of the Bankruptcy Code and confirmation of the Plan of Reorganization, which occurred on May 11, 2011;

•	the consummation of the Plan of Reorganization on substantially the terms described in this prospectus, which occurred on May 26, 2011;

•	the conversion of our then existing the Second Priority Old Notes into direct or indirect equity interests in reorganized Satmex, which occurred on May 26, 2011;

•	the offering to holders of the Second Priority Old Notes of rights to purchase direct or indirect equity interests in reorganized Satmex (the “Rights Offering”), which closed on May 26, 2011;

•	the offering and sale of the Original Notes, which were initially offered on May 2, 2011 to qualified institutional buyers under Rule 144A of the Securities Act and to persons outside of the U.S. in compliance with Regulation S of the Securities Act, and which notes we are offering to exchange for the Exchange Notes registered under the Securities Act hereby;

•	the release of the net proceeds from the offering and sale of the Original Notes, with Satmex becoming a co-obligor for the obligations for the notes through the execution of a supplemental indenture, which occurred on May 26, 2011;

•	the payment of distributions and reserves for distributions under the Plan, including the repayment of our then existing the First Priority Old Notes, which occurred on May 26, 2011; and

•	the payment of fees and expenses related to the foregoing.

The consummation of the transactions discussed above on May 26, 2011 have significantly de-leveraged Satmex’s balance sheet, reduced its interest expense and have aided in the funding of the majority of the Satmex 8 program. As of December 31, 2010, Satmex had approximately $436,110 of total consolidated debt, as compared to $325,000 of total consolidated debt, after giving effect to the Transactions.

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

Under the terms of the Plan of Reorganization (which was approved by the Bankruptcy Court on May 11, 2011 and became effective on the Plan Effective Date), holders of claims against and interests in Satmex received the following treatment:

•	holders of the First Priority Old Notes received payment in full in cash of all outstanding principal and accrued but unpaid interest at the applicable non-default rate of 12% per annum under the terms of the First Priority Old Notes, without penalty or premium, as of May 26, 2011;

•	holders of Second Priority Old Notes received, subject to the execution and delivery of the applicable limited partnership and equityholders’ agreements:

o	their pro rata share of direct or indirect equity interests representing 7.146% of the economic interests in reorganized Satmex (subject to dilution by any equity issued under any management incentive plan, as determined, adopted and approved by the board of directors of reorganized Satmex on the Plan Effective Date and any future issuances of equity, including pursuant to the Follow-On Rights by the holders of Second Priority Old Notes who properly exercised their Primary Rights) (the “Conversion Interests”);

o	the right to subscribe for Primary Rights to invest in their pro rata share of direct or indirect equity interests representing 85.753% of the economic interests in reorganized Satmex (subject to dilution by any management incentive plan equity, as determined, adopted and approved by the board of directors of reorganized Satmex on the Plan Effective Date and any future issuances of equity, including pursuant to the Follow-On Rights); and

o	the right to subscribe for Follow-On Rights to invest in their pro rata share of direct or indirect equity interests issued in respect of the Follow-On Equity Funding Amount;

•	alternatively, holders of Second Priority Old Notes (other than the Backstop Parties) had the right to elect to receive, in lieu of the Conversion Interests, Primary Rights and Follow-On Rights, a cash payment of 38 cents for every U.S. dollar in principal amount of the Second Priority Old Note claims (including accrued paid-in-kind interest through the earlier of the Plan Effective Date and May 31, 2011) held by such electing holders (the “Liquidity Distribution Option”), which payment was funded by certain of the Supporting Second Priority Holders, who then succeeded to the rights of such electing holders (the “Liquidity Option Backstop Parties”);

•	aside from holders of the First Priority Old Notes and the Second Priority Old Notes which received the treatment described above, all holders of allowed claims against the Debtors, including employees, trade creditors and other priority and non-priority creditors, were paid in the ordinary course during the resolution of our bankruptcy petition or in full on, or as soon as possible after, the Plan Effective Date; and

•	Satmex’s shareholders on May 26, 2011, received their pro rata share of $6,250 from Holdsat México and Investment Holdings BV as part of the stock purchase recapitalization transactions.

Business combination

In conformity with FASB ASC Topic 805-50-S99, New Basis of Accounting, Satmex is required to apply push-down accounting to its consolidated financial statements to reflect its acquisition by the collaborative investors and to reflect the new basis for its assets and liabilities. Acquisition accounting was applied as of May 26, 2011, whereby the value of the consideration paid was allocated to the fair value of identifiable tangible and intangible assets and liabilities of Satmex.

Fair values assigned to identifiable tangible and intangible assets and liabilities were determined based on preliminary projections specific to Satmex’s operations, reference to market rates and certain industry trends.

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

Adjustments reflected in the unaudited consolidated financial statements may be subject to significant revision and adjustments pending finalization of those valuation studies.

The total estimated consideration transferred, at fair value, for the acquisition of 100% of Satmex’s common stock was as follows:

Unaudited

Cash paid	$1,000
Executive bonuses	6,303
Cash consideration upon completion of the share purchase agreement	5,250

Total estimated purchase price at fair value	12,553

The following table summarizes the preliminary estimates of the net assets acquired and subsequently pushed-down in order to be reflected in Satmex’s financial information, including the preliminary allocation of the consideration paid.

Unaudited

Fair value of net assets:
Satellite and equipment	$402,805
Intangibles	102,099
Concessions	44,709
Deferred financing cost	18,247
Financial liabilities — net	303,255
Deferred income taxes	(9,668)
Deferred revenue	(59,998)
New debt obligations	(325,000)
Second Priority Old Notes	(76,720)
First Priority Old Notes	(238,237)

Total fair value of net assets	161,492
Estimated purchase price at fair value	12,553

Bargain purchase	$148,939

Since Satmex is still in the process of finalizing fair value calculations and identifying all potential intangible assets as a result of the acquisition, the values set forth above are considered preliminary and such values, including the resulting bargain purchase amount, may fluctuate.

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

The following information has been provided to disclose the financial information of the Predecessor registrant at May 25, 2011 and the effects of the acquisition and other reorganization transactions on the Successor registrant at May 26, 2011.

				Successor
	Predecessor			Registrant			Successor
	Registrant	Push Down		Adjusted	Capitalization		Registrant
	May 25, 2011	Adjustments		May 26, 2011	Adjustment		May 26, 2011
	Unaudited	Unaudited		Unaudited	Unaudited		Unaudited

ASSETS
Current assets:
Cash and cash equivalents	$347,631	$—		$347,631	$(246,525	)(d)	$191,106
					90,000	(c)
Accounts receivable — net	19,612	—		19,612	—		19,612
Inventories — net of allowance for obsolescence	660	—		660	—		660
Prepaid insurance	3,030	—		3,030	—		3,030

Total current assets	370,933	—		370,933	(156,525)		214,408
Satellites and equipment — net	187,045	74,636	(a)	261,681	—		261,681
Construction in-progress — Satmex 8	141,124	—		141,124	—		141,124
Concessions — net	37,597	7,112	(a)	44,709	—		44,709
Intangible assets	5,856	96,243	(a)	102,099	—		102,099
Guarantee deposits and other assets	1,005	—		1,005	—		1,005
Deferred financing costs	18,247	—		18,247	—		18,247
Goodwill	32,502	(32,502	)(a)	—	—		—

Total	$794,309	$145,489		$939,798	$(156,525)		$783,273

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Old debt	$238,237	$—		$238,237	$(238,237	)(d)	$—
Accounts payable and accrued expenses	60,485	9	(a)	60,494	(6,303	)(d)	54,191
Deferred revenue	2,344	(73	)(a)	2,271	—		2,271
Accrued interest:
FPSSN	1,985	—		1,985	(1,985	)(d)	—
SPSSN	4,997	(3,098	)(a)	1,899	(1,899	)(e)	—
HB	429	—		429	—		429
Income tax payable	152	—		152	—		152
Deferred income taxes	156	—		156	—		156

Total current liabilities	308,785	(3,162)		305,623	(248,424)		57,199

Old Debt	201,893	(125,173	)(a)	76,720	(76,720	)(e)	—
New Debt	325,000	—		325,000	—		325,000
Deferred revenue	59,689	(1,961	)(a)	57,728	—		57,728
Accounts payable and accrued expenses	3,342	(561	)(a)	2,781	—		2,781
Labor obligations	943	—		943	—		943
Deferred income taxes	7,157	2,354	(a)	9,511	—		9,511

Total liabilities	906,809	(128,503)		778,306	(325,144)		453,162
Shareholders’ (deficit) equity:
Common stock	46,764	111,202	(a)	157,966	78,619	(c)	326,585
Issuance of common stock under Rights Offering	—	—			90,000	(c)
Accumulated deficit	(162,790)	162,790	(b)	—	—		—

	(116,026)	273,992		157,966	168,619		326,585
Noncontrolling interest	3,526	—		3,526	—		3,526

Total shareholders’ (deficit) equity	(112,500)	273,992		161,492	168,619		330,111

Total	$794,309	$145,489		$939,798	$(156,525)		$783,273

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

(a)	Amount reflects the push-down to Satmex of the adjustments necessary to recognize the fair value of its net assets acquired by the collaborative investors. Such acquisition resulted in a bargain purchase gain recognized by the collaborative investors in Satmex. See calculation of the bargain purchase gain in the accompanying notes.

(b)	Amount reflects the reversal of the accumulated results of Satmex generated prior to its acquisition (as a Predecessor entity). As a result of push-down accounting applied in Satmex’s consolidated financial statements, a new basis of accounting is established for Satmex as a Successor entity. Accordingly, the accumulated results of the Predecessor should not be carried forward and are reversed through this adjustment.

(c)	Amount reflects the issuance of common stock in the Successor entity as a result of the Primary Rights Offering.

(d)	Amount reflects the use of the proceeds from the offering and sale of the new $325.0 million notes to pay the existing First Priority notes and the related accrued interest. The proceeds from the offering and sale of the new notes were also used to pay transaction costs of $46,763, of which $18,247 was capitalized within other assets on the date of issuance of the new notes (May 5, 2011).

(e)	Amount reflects the capitalization of the Second Priority notes into common stock of the Successor entity, per the terms of the unanimous resolutions adopted by the shareholders.

5.	Cash and cash equivalents

		Predecessor
	Successor	Registrant
	Registrant	December 31,
	June 30, 2011	2010

Cash	$2,458	$3,648
Cash equivalents(1)	148,357	72,064

	$150,815	$75,712

(1)	Satmex’s cash equivalents consist mainly of treasury bills with original maturities of less than 20 days.

6.	Accounts receivable

		Predecessor
	Successor	Registrant
	Registrant	December 31,
	June 30, 2011	2010

Customers	$11,807	$8,315
Allowance for doubtful accounts	(685)	(532)

	11,122	7,783
Recoverable income taxes	2,076	3,665
Recoverable value-added tax and tax withholdings	2,468	1,023
Other	718	655

	$16,384	$13,126

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

7.	Satellites and equipment

		Predecessor
	Successor	Registrant
	Registrant	December 31,
	June 30, 2011	2010

Satellites in-orbit	$246,751	$314,136
Satellite equipment, teleport and antennas	6,257	13,518
Furniture and fixtures	4,398	6,323
Leasehold improvements	286	2,704

	257,692	336,681
Accumulated depreciation and amortization	(4,694)	(140,348)

	252,998	196,333
ATP advanced payment for Satmex 7 (Note 14j)	2,600	2,600
Other construction in-progress	3,034	3,112

	$258,632	$202,045

For the periods from May 26, 2011 to June 30, 2011 (Successor Registrant), January 1, 2011 to May 25, 2011 and January 1 to June 30, 2010 (Predecessor Registrant), the depreciation and amortization expense related to satellites and equipment was $3,031, $15,185, and $17,817, respectively.

Satmex estimates that the Satmex 8 construction will be completed by July 2012. For the periods from May 26, 2011 to June 30, 2011 (Successor Registrant) and from January 1, 2011 to May 25, 2011 (Predecessor Registrant), interest expense of $1,374 and $4,199 respectively, was capitalized.

8.	Concessions

		Predecessor
	Successor	Registrant
	Registrant	December 31,
	June 30, 2011	2010

Orbital concessions	$41,740	$41,700
Public telecommunications network	2,968	2,248

	44,708	43,948
Accumulated amortization	(143)	(5,763)

	$44,565	$38,185

For the periods from May 26, 2011 to June 30, 2011 (Successor Registrant), January 1, 2011 to May 25, 2011 and January 1 to June 30, 2010 (Predecessor Registrant), amortization of concessions was $143, $588, and $706 respectively.

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

9.	Intangible assets

Intangible assets are as follows:

	Weighted
	Average
	Remaining	Successor Registrant		Predecessor Registrant
	Amortization	June 30, 2011		December 31, 2010
	Period		Accumulated		Accumulated
	(Years)	Gross Amount	Amortization	Gross Amount	Amortization

Contract backlog(1)	10	$100,392	$4,405	$67,990	$61,660
Customer relationships(1)	7	1,704	20	2,128	1,307
Internally developed software and technology(2)	—	—	—	270	270
Landing rights(1)	1	—	—	60	55

		$102,096	$4,425	$70,448	$63,292

(1)	Using the income approach to determine fair values as of November 30, 2006, as a result of a previous reorganization and as of May 26, 2011, as a result of the recent recapitalization transactions.

(2)	Using the cost approach to determine fair values as of November 30, 2006, as a result of a previous reorganization and as of May 26, 2011, as a result of the recent recapitalization transactions.

For the period from May 26, 2011 to June 30, 2011 (Successor Registrant), January 1, 2011 to May 25, 2011 and January 1 to June 30, 2010 (Predecessor Registrant), amortization expense for these intangible assets was $4,425, $1,305, and $2,891, respectively. Future annual amortization expense for intangible assets is estimated to be as follows:

2011 six months	$26,550
2012	36,669
2013	23,683
2014	5,554
2015	2,790
Thereafter	2,425

$97,671

10.	Old Debt — Predecessor Registrant

The balances, interest rates and due dates of the First Priority Old Notes and Second Priority Old Notes are as follows:

Predecessor Registrant
December 31, 2010

First Priority Old Notes at variable rate (10.50% plus the greater of the quarterly Eurodollar rate and 1.50%), due in 2011	$238,237
Second Priority Old Notes at annual fixed rate of 10.125%, due in 2013 (aggregate interest added to the principal is $57,873 at December 31, 2010)	197,873

Total debt	436,110
Less: Short-term maturity	238,237

$197,873

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

The First Priority Old Notes were repaid on May 27, 2011 and the Second Priority Old Notes were converted into direct or indirect equity interests in reorganized Satmex on May 27, 2011. See Note 4.

11.	New debt obligations

The balance, interest rate and due date of the New Notes are as follows:

Successor Registrant
June 30, 2011

New Notes at annual fixed rate of 9.5%, due in 2017	$325,000

The principal characteristics of the New Notes are as follows:

•	Maturity is on May 15, 2017.

•	Fixed annual interest of 9.5%, payable semi-annually in arrears on May 15 and November 15 of each year.

•	Fully and unconditionally guaranteed, jointly and severally, on a first priority senior secured basis by all of the existing U.S. subsidiaries and all future material subsidiaries of Satmex, subject to certain exceptions.

•	Optional redemption at any time prior to May 15, 2014 pursuant to which Satmex may redeem up to 35% of the aggregate principal amount of the New Notes, plus accrued an unpaid interest.

•	In the event of a change of control, the noteholders have the right to require Satmex to repurchase the New Notes at 101% of their issue price, plus accrued and unpaid interest.

•	If Satmex consummates an asset disposition and does not use the proceeds for the purposes specified in the indenture or receives insurance proceeds as a result of certain events, Satmex is required to use such proceeds to offer to repurchase a portion of the notes at 100% of their issue price plus accrued and unpaid interest.

The indenture related to the debt obligations issued by Satmex establishes other affirmative and negative covenants, common for this type of transaction.

Given the recent issuance of the new debt at its market value on such date, the Company considers that the carrying value of the debt at June 30, 2011 approximates its fair value.

12.	Shareholders’ equity

Successor Registrant

As a result of the recapitalization transactions and the application of the proceeds therefrom:

a. Satmex is authorized to issue three types of shares: Series A shares, Series B shares, and Series N shares.

The Series A shares entitle holders to 51.0% of Satmex’s voting rights and 5.1% of its economic rights of all shares. The Series A shares may be owned only by Mexican individuals, Mexican entities that are owned only by Mexican individuals or entities or Mexican entities in which 51.0% of the capital is owned by Mexican individuals or entities (if entities, only if 51.0% of the capital of such entities is also owned by Mexican individuals or entities). All Series A shares of reorganized Satmex are owned by Holdsat México, S.A.P.I. de C.V., a variable capital investment promoting society (sociedad anónima promotora de inversión de capital variable) organized and existing under the laws of Mexico (“Holdsat México”).

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

Series B shares entitle holders to 49.0% of Satmex’s voting rights and 4.9% of the economic rights. The Series B shares may be owned by any person including foreign investors. Over 99% of the Series B shares are owned by Satmex International B.V., a limited liability company organized under the laws of the Netherlands (“Investment Holdings BV”); certain holders of the Second Priority Old Notes not eligible to invest through Investment Holding BV directly hold less than 1% of Series B Shares. Less than 0.03% of Series B shares are deposited in Satmex’s treasury for those non-qualified holders of the Second Priority Old Notes who failed to respond to the solicitation under the Plan of Reorganization.

Series N shares entitle holders to 90.0% of the economic rights and limited voting rights. The holders of Series N shares may vote only on the following matters: (i) extension of Satmex’s corporate existence; (ii) dissolution; (iii) change of corporate purpose; (iv) change of nationality; (v) transformation of Satmex from one type of entity to another; and (vi) merger of Satmex with and into another entity. The Series N shares may be owned by any person, including foreign investors. Under Mexican law, foreign investment in Satmex’s capital, represented by full voting rights shares, may not exceed 49.0%. The Series N shares, however, are not taken into account in determining the level of foreign investment. Over 99% of the Series N shares are owned by Investment Holdings BV. Less than 1% of the Series N shares are owned by certain holders of the Second Priority Old Notes who were not eligible to invest in Satmex through Investment Holding BV. Less than 0.03% of Series N shares are deposited in Satmex’s treasury for those non-qualified holders of the Second Priority Old Notes who failed to respond to the solicitation under the Plan of Reorganization.

b. The common stock of Satmex represented by 130,000,000 shares is divided as follows: (i) 117,000,000 Series N (or of “neutral investment”) shares representing 90% of the economic rights of Satmex; (ii) 6,370,000 Series B shares, representing 4.9% of the economic rights and 49% of the voting rights of Satmex; and (iii) 6,630,000 Series A shares, representing 5.1% of the economic rights and 51% of the voting rights of Satmex.

Shares
Fixed	Variable Capital
Class I	Class II			Rights %
Series A	Series A	Series B	Series N	Voting	Economic

50,000	6,580,000	—	—	51.00000	5.10000
—	—	6,363,339	116,877,651	48.94876	94.80076
—	—	1,113	20,448	0.00856	0.01659
—	—	4,081	74,963	0.03139	0.06080
—	—	1,467	26,938	0.01128	0.02185

50,000	6,580,000	6,370,000	117,000,000	100%	100%

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

Predecessor Registrant

a. As of December 31, 2010 and through May 25, 2011, the authorized, issued and outstanding common stock was as follows (the capital structure of Satmex changed as a result of the recent recapitalization transactions):

Shares
Fixed Capital			Variable Capital
Class I			Class II		Rights %
Series A	Series B	Series N	Series B	Series N	Voting	Economic

7,500,000	—	—	—	—	45.00	16.00
—	221,667	401,770	—	—	1.33	1.33
—	111,667	202,395	—	—	0.67	0.67
—	—	—	7,166,667	29,395,833	43.00	78.00
1,666,667	—	208,333	—	—	10.00	4.00

9,166,667	333,334	812,498	7,166,667	29,395,833	100%	100%

b. The shareholding structure of Satmex consisted of ordinary, nominative Class I and Class II shares at no-par value, which are fully subscribed and paid in. The shares were divided into three series: Series A, which could only be subscribed or acquired by Mexican nationals under certain mechanisms established in Satmex’s bylaws; Series B and Series N, which could be freely subscribed, including by foreign investors.

c. Through the unanimous resolutions approved during the shareholders’ meeting held on November 30, 2006, the shareholders agreed to reduce the common stock of Satmex by absorbing accumulated losses of $317.5 million. Following this reduction, the common stock of Satmex was fully assigned to minimum fixed capital as required by Mexican General Corporate Law. Additionally, through the unanimous resolutions approved during the shareholders’ meeting held on November 30, 2006, the shareholders agreed to increase variable capital by capitalizing the portion of the principal and interest balance of the Second Priority Old Notes which exceeded the principal ($140 million). The capitalization process involved the amount of $273.8 million and resulted in the issuance of 7,166,667 new Class II, Series B ordinary, nominative shares without par value and 29,395,833 Class II, Series N ordinary, nominative shares without par value. As of December 31, 2010 and through May 25, 2011, the common stock of Satmex amounted to $46.8 million.

d. Prior to May 26, 2011, Deutsche Bank Mexico, S.A., Institución de Banca Múltiple, División Fiduciaria, in its capacity as trustee, was the owner and holder of shares representing 96% of common stock with economic rights (including neutral investment shares) and 90% of the ordinary voting stock of Satmex.

e. Prior to May 26, 2011, Nacional Financiera, S. N. C., Institución de Banca de Desarrollo, Dirección Fiduciaria, in its capacity as trustee, was the registered owner and holder of shares representing 4% of the common stock with economic rights (including neutral investment shares) and 10% of the ordinary voting stock of Satmex.

f. Shareholders’ equity, except restated tax contributed capital and tax-retained earnings, will be subject to income tax at the rate in effect upon distribution of such equity. Any tax paid on this distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years.

g. As of December 31, 2010, the balance of the tax contributed capital account is $1,893,365, which is higher than shareholders’ deficit according to the consolidated balance sheets.

h. After giving effect to the recapitalization transactions and the application of the proceeds therefrom, Satmex is owned principally by Holdsat México and Investment Holdings BV. Investment Holdings BV equity interests are owned indirectly by Satmex Investment Holdings L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Investment Holdings LP”), which owns 99.99% of such equity interests, and Satmex Investment Holdings GP Ltd., an exempted limited company organized under the laws of

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

the Cayman Islands (“Investment Holdings GP” and together with Investment Holdings LP, “Investment Holdings”), which is the general partner of Investment Holdings LP and owns 0.01% of such equity interests. Eligible former holders of the Second Priority Old Notes own 100.00% of the interests in Investment Holdings. Holders that are not eligible to hold their interests through Investment Holdings hold shares of reorganized Satmex directly.

13.	Income taxes

a. Enacted tax law changes in 2010 — On December 7, 2009, Mexico enacted new tax laws that became effective January 1, 2010 (the “2010 Tax Reform”). Among other things, the new laws:

•	Provide for a temporary increase in the ISR rate.

•	Disallow crediting IETU loss credit carryforwards against ISR liabilities.

The effects of these changes did not have a material effect on Satmex’s financial information.

b. Statutory income tax rates — Mexican companies are subject to a dual tax system comprised of ISR and IETU. Mexican entities pay the greater of the corporate flat tax or regular income tax and therefore determine their deferred income taxes based on the tax regime expected to be paid to in the future.

In 2010, the ISR rate was 30%, while in 2009 and 2008, the ISR rate was 28%. As a result of the 2010 Tax Reform, the ISR rate will be 30% from 2010 until 2012, 29% for 2013 and 28% for 2014 and thereafter. Taxpayers who file tax reports and meet certain requirements may obtain a tax credit equivalent to 0.5% or 0.25% of taxable income.

The IETU rate was 17.5% in 2011 and 2010.

Based on its projections, Satmex determined that in certain fiscal years it will pay ISR, while in others, it will pay IETU. Accordingly, Satmex scheduled the reversal of the temporary differences for both ISR and IETU purposes, determined by year, and applied the respective rates to temporary differences.

c. As of December 31, 2010, Satmex has tax loss carryforwards, which are available to offset future taxable income, as follows:

Expiration Date	Amount

2012	$69,095
2013	81,099
2014	29,881
2016	223,052
2017	24,143
2018	77,802

$505,072

The amounts presented above have been adjusted for Mexican inflation as permitted by Mexican tax law. Satmex has utilized tax loss carryforwards of $53,758 as of December 31, 2010.

Due to uncertainties regarding Satmex’s ability to realize the full benefit from these tax loss carryforwards, Satmex has established a valuation allowance of $146,562 as of December 31, 2010, against the deferred tax assets.

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

14.	Contingencies and commitments

Satellite and insurance matters

a. In December 2010, Satmex renewed the in-orbit insurance policy for Satmex 6, which expires on December 5, 2011, and provides coverage for $288 million. The insurance companies have the right to review the terms and conditions of the insurance policy, including the right to terminate the insurance coverage.

The insurance policy terms and conditions are in accordance with current industry standards. Any uninsured loss of Satmex 6 would have a material adverse effect on Satmex’s results of operations and financial position.

b. In December 2010, Satmex renewed the in-orbit insurance policy for Satmex 5, which expires on December 5, 2011, and provides coverage for $90 million. The Satmex 5 insurance policy excludes coverage for the Xenon Ion Propulsion System (“XIPS”) and any other anomaly related to this system. It also has another exclusion related to the anomaly from the channel 1C. Satmex 5 is operating using its chemical propellant subsystem. Due to such XIPS failure, the estimated remaining life of the satellite is 1.43 years as of June 30, 2011. Such failure does not have an impact on the service capacity of Satmex 5. The insurance policy terms and conditions are in accordance with current industry standards. Any uninsured loss of Satmex 5 could have a material adverse effect on Satmex’s results of operations and financial position.

c. The in-orbit insurance for Solidaridad 2 was not renewed primarily because the satellite’s geostationary end of life was expected in 2009. Any uninsured loss of Solidaridad 2 would not have a material adverse effect on Satmex’s results of operations and financial condition.

Legal matters

d. Management is not aware of any pending litigation against Satmex nor are its assets subject to any legal action other than those that arise in the normal course of business. The liability for all legal actions or other claims against Satmex prior to October 15, 1997 has been retained by the Mexican Government.

e. On January 1, 2008, the IETU Law went into effect. Satmex, on one hand, and Enlaces, the Service Companies and HPS, on the other hand, have submitted appeals against the IETU Law to minimize Satmex’s tax burden.

On March 22, 2010, the appeals submitted by Enlaces, the Service Companies and HPS against the IETU were denied due to the fact that the IETU Law was considered constitutional. Enlaces and other subsidiaries of Satmex decided not to file any further appeal of the ruling of the First District Judge.

On June 14, 2010, through a court resolution, the appeal submitted by Satmex against the IETU Law was denied. Satmex has submitted a second appeal for review of such court decision. The Final Administrative Appeal was sent to the Third Multimember Administrative Tribunal of the First Region. Resolution of the appeal is still pending.

Commitments

f. Satmex entered into a contract with Space Systems/Loral, Inc. (“SS/L”) and granted to SS/L a usufruct right which gives SS/L the right to use, and benefit from, certain transponders until the end of the life of the Satmex 6 and Satmex 5 satellites. SS/L was not required to post a bond related to the usufruct arrangement.

In the event that Satmex or a new shareholder decides not to continue with the usufruct arrangement, SS/L has the right to receive the higher of a percentage of the net sale value of Satmex 6 and Satmex 5 or an amount equal to the market value related to the transponders granted under the usufruct arrangement.

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

g. Under the orbital concessions granted by the Mexican federal government, Satmex must provide satellite capacity of approximately 362.88 MHz to the Mexican federal government in C- and Ku- bands.

h. On October 15, 1997, the Mexican government granted a property concession that relates to Satmex’s use of the land and buildings on which its satellite control centers are located and allows Satmex to base its ground station equipment within telecommunication facilities that belong to the Mexican government. Under such concession Satmex is obliged to pay an annual fee, equivalent to 7.5% of the total value of the land, which is determined by appraisal experts assigned by the Mexican federal government. For the six months ended June 30, 2011 and 2010, the fees paid were for an amount equivalent to $269 and $241, respectively.

i. On May 7, 2010, but effective as of April 1, 2010, Satmex entered into a construction contract for Satmex 8 (the “Construction Agreement”) with SS/L for the design and construction of a new, 64 transponder, C- and Ku- band satellite, which will replace Satmex 5.

The Construction Agreement provides that SS/L will have the satellite ready for shipment to the launch site prior to July 1, 2012. The Construction Agreement contemplates a fixed price for the construction of Satmex 8 and specified support services, plus additional costs depending on the launch vehicle selected and Satmex 8’s achievement of orbital performance. Payments are due from Satmex upon SS/L achieving specified milestones.

On December 23, 2010, Satmex entered into a Launch Services Agreement (the “Launch Services Agreement”) with ILS International Launch Services, Inc. (“ILS”) for the launch of Satmex 8. The Launch Services Agreement provides for the launch of Satmex 8 in the third quarter of 2012. Amounts due to ILS for launch services under the agreement are payable prior to the launch date.

Satmex estimates that the total Satmex 8 program, including construction, launch and insurance, will cost approximately $331.6 million.

j. On June 20, 2008, SS/L and Satmex entered into an Authorization to Proceed (“ATP-S7”) for Satmex 7.

On October 2, 2009, Satmex, with the approval of SS/L, assigned ATP-S7 to Alterna’TV Corporation Satmex agreed to be jointly and severally liable for Alterna’TV Corporation’s obligations under ATP-S7 and unconditionally guaranteed to SS/L the due and timely performance by Alterna’TV Corporation of all the present and future undertakings and obligations to SS/L under ATP-S7.

On December 3, 2010, Alterna’TV Corporation and SS/L entered into a Second Amendment to ATP-S7, to extend the term of the ATP-S7 to December 31, 2011.

We have no obligations beyond the $2.6 million already paid to SS/L.

k. Satmex leases two floors in the building where its headquarters are located. The corresponding lease agreement establishes a mandatory period of five years and three months as of October 2008 and ending in December 2013. For the six months ended June 30, 2011 and 2010, the rental expense was $249 and $246, respectively. The minimum future payments are as follows:

Years	Amount

2011 six months	$249
2012	498
2013	498

$1,245

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

l. Future minimum revenues due from customers under non-cancelable operating lease contracts, which include penalty clauses in case of early termination, for transponder capacity on satellites in-orbit as of June 30, 2011, are as follows:

Years	Amount

2011 six months	$50,565
2012	76,602
2013	53,805
2014	13,773
2015	5,919
Thereafter	2,737

$203,401

Other Matters

m. Additional taxes payable could arise in transactions with related parties if the tax authorities, during a review, believe that the prices and amounts used by Satmex are not similar to those used with or between independent parties in comparable transactions.

n. The primary and alternate control centers used by Satmex to operate its satellites form part of a building complex that also houses equipment owned and used by the Mexican federal government’s teleport and mobile satellite services systems. Under its property concession, Satmex can only use these control centers for the operation of satellites. However, the teleport of Enlaces is also housed at the primary control center. A request for approval to use the control center for the operation of Enlaces’ teleport was filed with SCT in July 2000. In March 2009, Enlaces provided the SCT with a list of the equipment and antennas being used at the control center that are independent of Satmex’s satellite operations.

On May 14, 2010, the SCT issued an amendment to the property concession granted on October 15, 1997, according to which Satmex may, with prior authorization from the SCT, lease or give under a commodatum agreement, segments of the primary and alternate control centers to third parties, as long as such segments are used for activities related to the subject matter of the property concession. Such amendment allows Satmex, among other things, to provide control and satellite operation services to other operators, with the prior authorization of the SCT. Therefore, on May 17, 2010, Satmex filed an authorization request to lease segments of the primary and alternate control centers to Enlaces, in order for the latter to locate their teleport as discussed above. Satmex is awaiting a response from the applicable governmental authority.

o. On December 15, 2010, Satmex was notified of official communications number 2.1.8760, 2.1.8761 and 2.1.8762, dated December 10, 2010, issued by the Dirección General de Política de Telecomunicaciones y de Radiodifusión (Direction General for Telecommunications Policy and Broadcasting) of the SCT initiating procedures to impose sanctions for its alleged non-compliance with certain conditions of each of the Orbital Concessions, including evidence that the initial consideration payable for the Orbital Concessions was duly paid. On April 8, 2011, the SCT imposed a monetary fine, in an amount that is not material to Satmex, due to non-timely compliance with condition 4.2.1.2. of each of the Orbital Concessions. Satmex paid the fine on April 8, 2011 and the SCT confirmed that it was in compliance with all other conditions of each Orbital Concession. In May 2011, the SCT granted extensions of the Orbital Concessions for an additional term until 2037.

15.	Supplemental Guarantor Condensed Consolidating Financial Statements

Satmex offered up to $325,000 in aggregate principal amount of New Notes as part of its Plan of Reorganization discussed in Note 2. Satmex is planning to offer to exchange the New Notes for $325.0 million

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

of new registered 9.5% Senior Secured Notes due 2017 (the “Exchange Notes”). The Exchange Notes will be guaranteed by all of Satmex’s U.S. domiciled subsidiaries existing on the issue date (which as of the date of these financial statements includes Alterna’TV Corp. and Alterna’TV Int. (the “Guarantors”)). Future guarantor subsidiaries are contemplated in the offering. The guarantees will be full and unconditional and will be joint and several obligations of the guarantors and will be secured by first priority liens on the collateral securing the notes, subject to certain permitted liens.

Satmex’s investments in subsidiaries are accounted for under the equity method, representing acquisition cost adjusted for Satmex’s share of the subsidiary’s cumulative results of operations capital contributions and distributions and other equity changes. The principal elimination entries relate to investments in subsidiaries and intercompany balances and transactions.

The following tables have been prepared in accordance with Regulation S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered in order to present the (i) unaudited condensed consolidating balance sheets as of June 30, 2011 (Successor registrant) and as of May 25, 2011 (Predecessor Registrant), (ii) unaudited condensed consolidating statements of operations and statements of cash flows for the periods from (a) May 26, 2011 to June 30, 2011 (Successor registrant) and (b) January 1, 2011 to May 25, 2011 (Predecessor Registrant) of Satmex, which is the issuer of the New Senior Secured Notes, the Guarantors (which are combined for this purpose), the Non-Guarantors, and the elimination entries necessary to consolidate the issuer with the Guarantor and Non-Guarantor subsidiaries.

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

SATÉLITES MEXICANOS, S. A. DE C. V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEETS
AS OF JUNE 30, 2011

	Successor
			Non-
	Satmex	Guarantor	Guarantor		As of June 30,
	Issuer	Subsidiaries	Subsidiaries	Eliminations	2011
	(In thousands of U. S. dollars)

ASSETS
Current assets:
Cash and cash equivalents	$137,619	$927	$12,269	$—	$150,815
Accounts receivable — net	11,338	2,273	2,773	—	16,384
Due from related parties	620	3	5,129	(5,752)	—
Inventories — net of allowance for obsolescence	—	—	539	—	539
Prepaid insurance	2,450	14	286	—	2,750

Total current assets	152,027	3,217	20,996	(5,752)	170,488
Satellites and equipment — net and construction in-progress — Satmex	447,848	56	2,310	(93)	450,121
Concessions — net	41,608	—	2,957	—	44,565
Due from related parties	6,023	—	814	(6,837)	—
Intangible assets	95,984	5,296	1,684	(5,293)	97,671
Investment in subsidiaries	18,813	—	—	(18,813)	—
Guarantee deposits and other assets	815	16	24	—	855
Deferred financing cost	17,994	—	—	—	17,994

Total	$781,112	$8,585	$28,785	$(36,788)	$781,694

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$47,263	$1,272	$3,999	$—	$52,534
Due to related parties	3,760	622	1,374	(5,752)	4
Deferred revenue	2,271	—	—	—	2,271
Accrued interest	3,002	—	—	—	3,002
Income tax payable	—	—	34	—	34
Deferred income taxes	—	—	479	—	479

Total current liabilities	56,296	1,894	5,886	(5,752)	58,324
Debt obligations	325,000	—	—	—	325,000
Deferred revenue	57,540	—	—	—	57,540
Guarantee deposits and accrued expenses	2,704	33	—	—	2,737
Due to related parties	814	6,116	—	(6,930)	—
Labor obligations	—	—	943	—	943
Deferred income taxes	10,911	—	682	—	11,953

Total liabilities	453,265	8,043	7,511	(12,682)	456,137
Shareholders’ equity:
Satélites Mexicanos, S. A. de C. V. shareholders’ equity:
Common stock	332,470	478	21,200	(27,563)	326,585
(Accumulated deficit) retained earnings	(4,623)	64	74	(138)	(4,623)
Noncontrolling interest	—	—	—	3,595	3,595

Total shareholders’ equity	327,847	542	21,274	(24,106)	325,557

Total	$781,112	$8,585	$28,785	$(36,788)	$781,694

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

SATÉLITES MEXICANOS, S. A. DE C. V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
FROM MAY 26 TO JUNE 30, 2011

	Successor
			Non-
		Guarantor	Guarantor		From May 26 to
	Satmex Issuer	Subsidiaries	Subsidiaries	Eliminations	June 30, 2011
	(In thousands of U. S. dollars)

Revenues:
Satellite services	$9,085	$—	$—	$(530)	$8,555
Broadband satellite services	—	—	1,237	—	1,237
Programming distribution services	137	861	—	(2)	996
Services companies	—	—	2,068	(2,068)	—

	9,222	861	3,305	(2,600)	10,788
Cost of satellite services	1,014	—	390	(628)	776
Cost of broadband satellite services	—	—	736	(430)	306
Cost of programming distribution services	91	607	—	(102)	596
Selling and administrative expenses	1,739	140	1,648	(1,440)	2,087
Depreciation and amortization	7,521	33	77	(33)	7,598
Restructuring expenses	3	—	—	—	3

	10,368	780	2,851	(2,633)	11,366
Operating (loss) income	(1,146)	81	454	33	(578)
Other (expenses) income:
Interest expense	(1,590)	(18)	(1)	18	(1,591)
Interest income	44	—	39	(18)	65
Foreign exchange (loss) gain — net	5	1	(63)	—	(57)
Equity in earnings of subsidiaries	99	—	—	(99)	—

(Loss) income before income tax	(2,588)	64	429	(66)	(2,161)
Income tax expense	2,035	—	355	—	2,390

Net (loss) income	(4,623)	64	74	(66)	(4,551)
Less: Net income attributable to noncontrolling interest	—	—	—	72	72

Net (loss) income attributable to Satélites Mexicanos, S. A. de C. V.	$(4,623)	$64	$74	$(138)	$(4,623)

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

SATÉLITES MEXICANOS, S. A. DE C. V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
FROM MAY 26 TO JUNE 30, 2011

	Successor
			Non-
	Satmex	Guarantor	Guarantor		From May 26 to
	Issuer	Subsidiaries	Subsidiaries	Eliminations	June 30, 2011
	(In thousands of U. S. dollars)

Cash flows from operating activities:
Net (loss) income	$(4,623)	$64	$74	$(66)	$(4,551)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	7,521	33	77	(33)	7,598
Equity in earnings of subsidiaries	(99)	—	—	99	—
Deferred income taxes	2,037	—	369	—	2,406
Deferred revenue	(189)	—	—	—	(189)
Amortization of deferred financing cost	253	—	—	—	253
Changes in operating assets and liabilities: (Increase) decrease in:
Accounts receivable	3,260	245	(277)	—	3,228
Related parties — net	(3,674)	(4,111)	3,659	4,130	4
Inventories	—	—	121	—	121
Prepaid insurance	261	2	17	—	280
Guarantee deposits and other assets	90	(1)	61	—	150
Increase (decrease) in:
Accounts payable, accrued expenses and income taxes	(6,677)	(157)	(2,113)	(4,130)	(13,077)
Guarantee deposits and accrued expenses	(55)	11	—	—	(44)
Accrued interest	587	—	—	—	587

Net cash (used in) provided by operating activities	(1,308)	(3,914)	1,988	—	(3,234)

Cash flows from investing activities:
Construction in-progress Satmex 8 (including capitalized interest)	(45,357)	—	—	—	(45,357)
Acquisition of equipment — net	14	(1)	(1)	—	12

Net cash used in investing activities	(45,343)	(1)	(1)	—	(43,345)

Cash flows from financing activities:
Proceeds from issuance of common stock	90,000	—	—	—	90,000
Repayment of First Priority Old Notes	(238,237)	—	—	—	(238,237)

Net cash used in financing activities	(148,237)	—	—	—	(148,237)

Cash and cash equivalents:
Net (decrease) increase for the period	(194,888)	(3,915)	1,987	—	(196,816)
Beginning of the period	332,507	4,842	10,282	—	347,631

End of the period	$137,619	$927	$12,269	$—	$150,815

Supplemental disclosures of cash flow information:
Cash paid during the period:
Interest paid	$617	$—	$—	$—	$617

Capitalized interest	$1,374	$—	$—	$—	$1,374

Income taxes paid	$—	$—	$272	$—	$272

Non-cash investing activities:
Construction in-progress for Satmex 8 incurred not yet paid	$40,677	$—	$—	$—	$40,677

Non-cash financing activities:
Common stock issuance upon conversion of debt	$78,619	$—	$—	$—	$78,619

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

SATÉLITES MEXICANOS, S. A. DE C. V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING BALANCE SHEETS
AS OF MAY 25, 2011

	Predecessor
			Non-
	Satmex	Guarantor	Guarantor		As of May 25,
	Issuer	Subsidiaries	Subsidiaries	Eliminations	2011
	(In thousands of U. S. Dollars)

ASSETS
Current assets:
Cash and cash equivalents	$332,507	$4,842	$10,282	$—	$347,631
Accounts receivable — net	14,598	2,518	2,496	—	19,612
Due from related parties	605	10	8,524	(9,139)	—
Inventories — net of allowance for obsolescence	—	—	660	—	660
Prepaid insurance	2,711	16	303	—	3,030

Total current assets	350,421	7,386	22,265	(9,139)	370,933
Satellites and equipment — net and construction in-progress — Satmex	329,982	55	2,355	(4,223)	328,169
Concessions — net	35,789	—	1,808	—	37,597
Due from related parties	6,023	—	814	(6,837)	—
Intangible assets	5,159	5,329	694	(5,326)	5,856
Investment in subsidiaries	17,149	—	—	(17,149)	—
Guarantee deposits and other assets	905	15	85	—	1,005
Deferred financing cost	18,247	—	—	—	18,247
Goodwill	32,502	—	1,327	(1,327)	32,502

Total	$796,177	$12,785	$29,348	$(44,001)	$794,309

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term portion of debt obligations	$238,237	$—	$—	$—	$238,237
Accounts payable and accrued expenses	53,062	1,429	5,994	—	60,485
Due to related parties	7,419	610	1,110	(9,139)	—
Deferred revenue	2,344	—	—	—	2,344
Accrued interest	7,411	—	—	—	7,411
Income tax payable	—	—	152	—	152
Deferred income taxes	—	—	156	—	156

Total current liabilities	308,473	2,039	7,412	(9,139)	308,785
Debt obligations:
Old Debt (SPSSN)	201,893	—	—	—	201,893
New Debt	325,000	—	—	—	325,000
Deferred revenue	59,689	—	—	—	59,689
Guarantee deposits and accrued expenses	3,320	22	—	—	3,342
Due to related parties	814	10,246	—	(11,060)	—
Labor obligations	—	—	943	—	943
Deferred income taxes	7,129	—	28	—	7,157

Total liabilities	906,318	12,307	8,383	(20,199)	906,809
Shareholders’ deficit:
Satélites Mexicanos, S. A. de C. V. shareholders’ deficit:
Common stock	46,764	100	16,447	(16,547)	46,764
(Accumulated deficit) retained earnings	(156,905)	378	4,518	(10,781)	(162,790)
Noncontrolling interest	—	—	—	3,526	3,526

Total shareholders’ deficit	(110,141)	478	20,965	(23,802)	(112,500)

Total	$796,177	$12,785	$29,348	$(44,001)	$794,309

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

SATÉLITES MEXICANOS, S. A. DE C. V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
FOR THE PERIOD OF JANUARY 1 TO MAY 25, 2011

	Predecessor
			Non-
		Guarantor	Guarantor		From January 1 to
	Satmex Issuer	Subsidiaries	Subsidiaries	Eliminations	May 25, 2011
		(In thousands of U. S. dollars)

Revenues:
Satellite services	$46,577	$—	$—	$(2,843)	$43,734
Programming distribution services	—	—	5,198	(8)	5,190
Broadband satellite services	761	4,040	—	(15)	4,786
Services companies	—	—	12,739	(12,739)	—

	47,338	4,040	17,937	(15,605)	53,710

Cost of satellite services	4,586	—	1,960	(2,145)	4,401
Cost of broadband satellite services	—	—	2,839	(2,154)	685
Cost of programming distribution services	454	2,875	—	(704)	2,625
Selling and administrative expenses	5,535	597	12,186	(10,602)	7,716
Depreciation and amortization	16,682	165	398	(167)	17,078
Restructuring expenses	28,766	—	—	—	28,766

	56,023	3,637	17,383	(15,772)	61,271

Operating (loss) income	(8,685)	403	554	167	(7,561)
Other (expenses) income:
Interest expense	(17,200)	(93)	(6)	93	(17,206)
Interest income	125	3	115	(93)	150
Foreign exchange (loss) gain — net	(12)	(3)	364	—	349
Equity in earnings of subsidiaries	1,619	—	—	(1,619)	—
(Loss) income before income tax	(24,153)	310	1,027	(1,452)	(24,268)
Income tax expense	2,317	1	(119)	—	2,199

Net (loss) income	(26,470)	309	1,146	(1,452)	(26,467)

Less: Net income attributable to noncontrolling interest	—	—	—	3	3
Net (loss) income attributable to Satélites Mexicanos, S. A. de C. V.	$(26,470)	$309	$1,146	$(1,455)	$(26,470)

SATÉLITES MEXICANOS, S.A. de C.V. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements — (Continued)

SATÉLITES MEXICANOS, S. A. DE C. V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE PERIOD OF JANUARY 1 TO MAY 25, 2011

	Predecessor
			Non -		From
	Satmex	Guarantor	Guarantor		January 1 to
	Issuer	Subsidiaries	Subsidiaries	Eliminations	May 25, 2011
	(In thousands of U. S. dollars)

Cash flows from operating activities:
Net (loss) income	$(26,470)	$309	$1,146	$(1,452)	$(26,467)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	16,682	165	398	(167)	17,078
Equity in earnings of subsidiaries	(1,619)	—	—	1,619	—
Deferred income taxes	2,316	—	(741)	—	1,575
Deferred revenue	(977)	—	—	—	(977)
Interest accrued to principal on debt obligations	4,020	—	—	—	4,020
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(7,058)	(150)	722	—	(6,486)
Related parties — net	4,313	(35,726)	(3,524)	35,777	840
Inventories	—	—	(166)	—	(166)
Prepaid insurance	2,081	26	(226)	—	1,881
Guarantee deposits and other assets	(130)	2	(4)	—	(132)
Increase (decrease) in:
Accounts payable, accrued expenses and income taxes	44,566	(220)	2,501	(35,777)	11,070
Guarantee deposits and accrued expenses	643	22	—	—	665
Accrued interest	5,630	—	—	—	5,630

Net cash provided by (used in) operating activities	43,997	(35,572)	106	—	8,531

Cash flows from investing activities:
Construction in-progress Satmex 8 (including capitalized interest)	(42,731)	—	—	—	(42,731)
Acquisition of equipment	(512)	(55)	(67)	—	(634)

Net cash used in investing activities	(43,243)	(55)	(67)	—	(43,365)

Cash flows from financing activities:
Issuance of New Notes	325,000	—	—	—	325,000
Deferred financing costs	(18,247)	—	—	—	(18,247)

Net cash provided by financing activities	306,753	—	—	—	306,753

Cash and cash equivalents:
Net increase (decrease) for the period	307,507	(35,627)	39	—	271,919
Beginning of the period	25,000	40,469	10,243	—	75,712

End of the period	$332,507	$4,842	$10,282	$—	$347,631

Supplemental disclosures of cash flow information:
Cash paid during the period:
Interest paid	$11,811	$—	$—	$—	$11,811

Capitalized interest	$4,199	$—	$—	$—	$4,199

Income taxes paid	$—	$—	$528	$—	$528

Non-cash investing activities:
Construction in-progress Satmex 8 incurred not yet paid	$35,678	$—	$—	$—	$35,678

* * * * *

Item 3 — Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information in this section should be read in conjunction with our consolidated financial statements and related notes beginning on page F-1 and the related information included elsewhere in this prospectus. Our financial statements are published in U.S. dollars and prepared in conformity with accounting principles generally accepted in the United States of America, which we refer to as “U.S. GAAP.” We maintain our accounting books and records in both Mexican pesos and U.S. dollars. Our functional currency is the U.S. dollar. Monetary assets and liabilities denominated in Mexican pesos are translated into U.S. dollars using current exchange rates. The exchange gain or loss is reflected in results of operations as a component of net income. Non-monetary assets and liabilities originally denominated in Mexican pesos are translated into U.S. dollars using the historical exchange rate at the date of the transaction. Capital stock is translated at historical exchange rates in effect at the date of contribution or on the date of conversion to common stock. Certain amounts presented herein may not sum due to rounding.

Overview

Satmex is a significant provider of FSS in the Americas, with coverage of more than 90% of the population of the region across more than 45 nations and territories. As one of only two privately-managed FSS providers based in Latin America, we have designed, procured, launched and operated three generations of satellites during a period of over 25 years. Our current fleet is comprised of three satellites in highly attractive, contiguous orbital slots that enable our customers to effectively serve our entire coverage footprint utilizing a single satellite connection. We believe that our attractive orbital locations, long operating history, extensive customer relationships and experienced management team have resulted in high utilization rates, strong customer retention, significant Adjusted EBITDA margins and substantial backlog.

We hold orbital concessions to operate satellites on certain frequencies in the C- and Ku-band spectrum at three adjacent orbital slots. These orbital slots are located at 113.0° W, 114.9° W and 116.8°W. On March 1, 2008, Solidaridad 2 was placed in, and continues to be in, inclined orbit at 114.9° W.L. to conserve propellant. Since then, it has primarily provided L-band service to the Mexican Government for national security and social services and makes no material contribution to our operating income. It concluded its depreciation period based upon its original estimated design life at the end of 2009. As of December 31, 2010, we estimated that Solidaridad 2 could remain in inclined orbit for 2.5 years but in early 2011 we began to suspect that it had less propellant than needed to continue to operate in inclined orbit for that period. On June 1, 2011, we received the results of an independent study and based on such study we have decided to de-orbit the satellite which we plan to commence in October 2011. We intend to pursue plans for a new satellite, Satmex 7, to occupy the orbital slot of Solidaridad 2 and offer both C- and Ku-band services. In the interim, we anticipate transferring Satmex 5 to the Solidaridad 2 orbital slot once Satmex 8 is in orbit. We entered into the Satmex 7 ATP on June 20, 2008. The Satmex 7 ATP is an interim step in the process to enter into a definitive agreement with Loral for the construction of Satmex 7, but does not create any obligations for us beyond $2.6 million already paid to Loral. On October 2, 2009, Satmex assigned the Satmex 7 ATP to Alterna’TV Corporation, but Satmex remains jointly and severally liable for Alterna’TV Corporation’s obligations. Satmex unconditionally guaranteed the due and punctual performance by Alterna’TV Corporation of all the present and future undertakings and obligations to Loral under the ATP Satmex 7. The term of the Satmex 7 ATP has been extended to December 31, 2011

In May 2010, we entered into a definitive construction agreement with Loral for the design, construction and delivery of Satmex 8, which will replace Satmex 5. We also entered into a launch services agreement with ILS in December 2010, which provides for a guaranteed launch window in the third quarter of 2012.

We identify our reportable segments as follows, based on the information used by our chief operating decision maker with respect to resource allocation and evaluation of performance: satellite services which corresponds to our FSS revenues; broadband satellite services; and programming distribution services. Satmex’s satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Substantially all of Satmex’s assets are located in Mexico and the U.S.

Our revenue is generated from our three reportable segments of which FSS was the most important, generating 82% of our consolidated revenues in 2010. Our FSS revenues are earned by providing data and voice- over IP network services using our satellite transponder capacity. Our customers generally obtain satellite capacity from us by placing an order under a master agreement, which agreement specifies, among other things, the transponder capacity to be provided by us, the terms of the service and whether the service will be pre-emptible. Revenues are recognized as capacity is provided under our service agreements. These service agreements are accounted for either as operating or sales-type leases. Revenues under operating leases are recognized on a straight-line basis over the term of the lease.

We also generate revenues from end-of-life leases for transponders. These revenues are usually collected in advance and are accounted for as sales-type leases with revenues and expenses recognized when the risks and rewards of the transponders are transferred to the customer in accordance with the applicable agreements. In addition, we generate revenues from sales of antennas and installation services which are generally recognized in the period in which risks and rewards are transferred to the customer, which generally coincides with the completion of installation and the customer accepting the equipment.

Enlaces, our 75%-owned subsidiary, generates revenues through the offering of broadband satellite services (public and private network signal services). These revenues are recognized as services are rendered. Revenue from purchasers of “Alterna’TV” programming distribution services is recognized based on an estimated number of subscribers by applying a contractual rate reconciled to actual numbers. See “— Critical Accounting Policies — Revenue Recognition — ‘Alterna’TV’ ”.

Our expenses are related to the costs associated with providing these services. The most significant costs relate to the provision of satellite services, which include the costs related to the operation and control of our satellites, our control center facilities, our communications network and our engineering support personnel. Selling and administrative expenses are also a significant component of our costs and include salaries and benefits for employees and professional fees as well as travel costs, office rental expenses and provisions for uncollectible accounts. In general, most of our costs, such as labor are relatively stable and we believe that we can increase revenue with relatively smaller increases in such expenses. A third part of our costs relate to restructuring expenses incurred in connection with our efforts to modify our financial arrangements.

Financial Restructurings

In June 2005, we filed a petition for a concurso mercantil, which is a Mexican reorganization proceeding. Competition had increased through the launch of a number of new satellites between 1997 and 2000. In addition, changes in the regulatory structure in Mexico permitted the receipt of signals from Mexico by other companies, ending our de facto exclusive concession. Fiber optic cable companies also improved their offerings. Demand decreased during this period partially due to the end of the “internet bubble”. These factors, combined with our post-privatization debt structure, resulted in an inability to service our debt. In 2006, we entered into a court-approved comprehensive restructuring agreement with the holders of a majority of our then outstanding debt and a pre-negotiated plan of reorganization voluntarily filed under Chapter 11 of the Bankruptcy Code. We successfully concluded our reorganization and emerged from our U.S. bankruptcy case on November 30, 2006. As part of that restructuring, we issued the Old Notes.

Our need to consummate the Transactions resulted from a combination of factors. First, the First Priority Old Notes matured in 2011 and the Second Priority Old Notes would have matured in 2013. The terms of these notes materially restricted our ability to borrow additional funds. Second, we expect to spend approximately $331.6 million through 2012 to construct, launch and insure our Satmex 8 satellite, which is planned to replace our existing Satmex 5 satellite that is currently operating on its back-up bi-propellant propulsion system as a result of the failure of its primary XIPS in January 2010. We also require additional funds to construct, launch and insure our currently anticipated Satmex 7 satellite, which is intended to replace Solidaridad 2. Despite our improved operating performance during the past few years, these cash requirements significantly exceed our available cash and cash equivalents.

The sale of all of our shares of capital stock as part of the Transactions resulted in a change in control of Satmex, such that it is now substantially wholly-owned by Holdsat México and Investment Holdings BV

(together the “investors”). Although the consummation of the related share purchase agreement took place concurrently with the other Transactions and was contemplated in the Plan, such agreement, which is governed by Mexican law, was a separate legal agreement apart from the Plan. The enforceability of such agreement and the change in control that occurred as a result of such agreement was not contingent on the confirmation of the Plan or the successful completion of the other Transactions. Accordingly, Satmex has applied acquisition accounting for the acquisition of us by the collaborative investors on May 26, 2011, on a push-down basis.

Results of Operations for the six months ended June 30, 2011 compared to June 30, 2010

Revenue

Revenue for the six months ended June 30, 2011 was $64.5 million, compared to $63.9 million for the same period in 2010, an increase of approximately $0.6 million, or 0.9%. The increase was due to an increase of $0.3 million in broadband satellite services provided by Enlaces and an increase of $1.1 million in programming distribution services partially offset by a decrease in fixed satellite services of $0.8 million.

	Six Months Ended
	June 30,
	2011	2010	Difference
	(In thousands of U.S. dollars)

Satellite services	$52,289	$53,056	$(767)
Broadband satellite services	6,427	6,204	223
Programming distribution services	5,782	4,641	1,141

Total revenue	$64,498	$63,901	$597

The decrease of $0.8 million in FSS was due to an increase of $0.9 million in new contracts, offset by a decrease of $0.7 million of net capacity contracted by existing customers and a decrease of $1.0 million in expired contracts.

The increase of $1.1 million in programming distribution services was due to an increase in new contracts of $0.8 million and an increase of $0.6 million in revenues from existing customers (i.e., Time Warner and Comcast), partially offset by a decrease of $0.3 million from DirecTV customers.

Operating Costs and Expenses

Operating costs and expenses increased $25.4 million to $72.6 million for the six months ended June 30, 2011 (113% of revenues), from $47.2 million for the same period in 2010 (74% of revenues). The table below sets forth the components of our operating expenses:

	Six Months Ended
	June 30,
	2011	2010	Difference
	(In thousands of U.S. dollars)

Operating costs	$9,389	$9,179	$210
Selling and administrative expenses	9,803	7,579	2,224
Restructuring expenses	28,769	9,057	19,712
Depreciation and amortization	24,676	21,414	3,262

Total operating expenses	$72,637	$47,229	$25,408

Operating Costs

Operating costs for the first six months of 2011 increased $210 to $9.3 million (15% of revenues) compared to $9.2 million in 2010 (14% of revenues). The table below sets forth the components of our operating costs:

	Six Months Ended
	June 30,
	2011	2010	Difference
	(In thousands of U.S. dollars)

Satellite services	$5,177	$5,563	$(386)
Broadband satellite services	991	1,141	(150)
Programming distribution services	3,221	2,475	746

Total operating costs	$9,389	$9,179	$210

Satellite services costs decreased due a reduction of $0.3 million in satellite insurance costs and other net expenses.

Broadband satellite services costs decreased due to the reduction in costs associated with installation of antennas and maintenance of teleport and antennas.

Programming distribution services costs increased $0.7 million due to costs of transmission and fiber optics costs.

Selling and Administrative Expenses

Selling and administrative expenses, which consist primarily of salaries and employee compensations, professional fees, and allowance for doubtful accounts, increased by $2.2 million to $9.8 million in 2011 (15% of revenues), as compared to $7.6 million in 2010 (12% of revenues). The components of these expenses are shown below:

	Six Months Ended
	June 30,
	2011	2010	Difference
	(In thousands of U.S. dollars)

Personnel cost	$5,724	$4,914	$810
Cancellation performance bonus and sales bonus reserve 2009	—	(407)	407
Allowance for doubtful accounts	743	91	652
Advertising	143	50	93
Travel and entertainment expenses	230	141	89
Other expenses	2,963	2,790	173

Total selling and administrative expenses	$9,803	$7,579	$2,224

The variance in personnel cost is primarily due to an increase of $1.2 million as a result of a reversal in 2010 of a performance bonus reserve of $0.4 million in Enlaces and service companies, and an increase of $0.8 million in salaries and fringe, wage taxes and other benefits at the FSS business and Enlaces.

The increase of $0.7 million in allowance for doubtful accounts in Enlaces was due to the application of our internal policy regarding the allowance for doubtful accounts related to a contract linked to a service provided to the Mexican Government.

Restructuring Expenses

Restructuring expenses consist primarily of fees paid to our financial and legal advisors involved in the restructuring process. Restructuring expenses increased $19.7 million to $28.8 million in 2011 from

$9.1 million in 2010. The increase relates to the costs associated with our attempt to modify our financial arrangements during 2011, including legal, professional and advisory fees.

Depreciation and Amortization

Depreciation and amortization expense increased $3.3 million to $24.7 million in 2011 (38% of revenues) compared to $21.4 million in 2010 (34% of revenues). The table below sets forth the components of our depreciation and amortization expense:

	Six Months Ended
	June 30,
	2011	2010	Difference
	(In thousands of U.S. dollars)

Contract backlog	$5,580	$2,695	$2,885
Satmex 6	7,532	7,265	267
Satmex 5	9,600	9,362	238
Concessions	730	706	24
Equipment for satellite, furniture and equipment and other	1,234	1,386	(152)

Total depreciation and amortization	$24,676	$21,414	$3,262

As of May 26, 2011, Satmex recognized, in connection with the adoption of push-down accounting treatment, an increase in intangible assets (contract backlog, customer relationship) reflecting the values that arose from the valuation and fair value of Satmex’s assets. The net increase in depreciation and amortization in 2011 is derived from the recognition of the new value of noncurrent assets starting May 26, 2011 as a consequence of this treatment.

Operating Income (Loss)

For the six months ended June 30, 2011 the operating loss was $8.1 million compared to operating income of $16.7 million in 2010 for the reasons discussed above.

Interest Expense

Total interest cost for the six months ended June 30, 2011 was $18.8 million, compared to $22.4 million in 2010. The table below set forth the components of our interest expense:

	Six Months Ended
	June 30,
	2011	2010	Difference
	(In thousands of U.S. dollars)

First Priority Old Notes interest	$12,275	$12,473	$(198)
Second Priority Old Notes interest	8,649	9,933	(1,284)
Original Notes interest	3,156	—	3,156
Interest capitalized in Satmex 8	(5,573)	—	(5,573)
Amortization of deferred financing costs	253	—	253
Other commissions	37	40	(3)

Total interest expense	$18,797	$22,446	$(3,649)

The decrease of $3.6 million was mainly due to the ability of Satmex to capitalize certain interest costs incurred in 2011 as a result of the commencement of construction of Satmex 8, partially offset by interest incurred on the Original Notes.

Net Foreign Exchange Gain (Loss)

We recorded a foreign exchange gain for the first six months of 2011 of $292, and $6 in the same period of 2010. Foreign exchange losses and gains are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate.

Income Tax

Satmex applied different income tax rates according to the estimated date of reversal of each of the temporary items due to rate differences for each year as a result of the laws enacted on December 31, 2009. Satmex and its subsidiaries pay both (i) the business flat tax known as Impuesto Empresarial a Tasa Única, or IETU, since 2008 and (ii) the income tax known as Impuesto sobre la Renta or ISR. Our future projections indicate that we will continue to pay both taxes during the life of the Concessions. Accordingly, deferred taxes are calculated based on a hybrid approach, which considers a mix of both tax regimens. For the six months ended June 30, 2011, we recorded income tax expense of $4.6 million on a loss before income taxes of $26.4 million, while for the same period of 2010 we recorded income tax expense of $0.5 million on a loss before income taxes of $5.6 million yielding a negative effective rate in both years. The negative effective rate principally arises from the fact that interest expense, depreciation and amortization are not deductible for IETU purposes, which results in taxable income for those entities that pay IETU. The IETU tax is computed on a cash basis (excluding interest expenses).

Net Loss Attributable to Satélites Mexicanos, S.A. de C.V.

As a result of the aforementioned factors, the net loss attributable to Satmex for the first six months of 2011 was $31.1 million, as compared to a loss of $6.3 million for the same period in 2010.

     Results of Operations for the three months ended June 30, 2011 compared to June 30, 2010.
     Revenue
     Revenue for the three months ended June 30, 2011 was $31.9 million, compared to $32.1 million in June 30, 2010, a decrease of approximately $0.2 million, or 0.7%. The decrease was due to a decrease in fixed satellite services (FSS) of $1.0 million partially offset by an increase of $0.1 million in broadband satellite services provided by Enlaces and an increase of $0.7 million in programming distribution services.

	Three months ended
	June 30,
	2011	2010	Difference
Satellite services	$25,654	$26,626	$(972)
Broadband satellite services	3,241	3,201	40
Programming distribution services	2,974	2,267	707

Total revenue	$31,869	$32,094	$(225)

     The decrease of $1.0 million in FSS was due to an increase of $0.5 million in new contracts, offset by a decrease of $1.1 million of additional net capacity contracted by existing customers and a decrease of $0.4 million in expired contracts.
     The increase of $0.7 million in Programming distribution services was due to an increase in new contracts of $0.4 million, and increase of $0.5 million in existing customers (Time Warner and Comcast), partially offset by a decrease of $0.2 million in Direct TV customers.

Operating Costs and Expenses
     Operating costs and expenses increased $19.4 million to $44.2 million in 2011 (139% of revenues), from $24.8 million in 2010 (77% of revenues). The table below sets forth the components of our operating expenses:

	Three months ended
	June 30,
	2011	2010	Difference
Operating costs	$4,940	$4,733	$207
Selling and administrative expenses	4,921	3,922	999
Restructuring expenses	19,923	5,182	14,741
Depreciation and amortization	14,454	10,971	3,483

Total operating expenses	$44,238	$24,808	$19,430

Operating Costs
     Operating costs for the three months ended June 30, 2011 increased $207 to $4.9 million, or 16% as a percentage of revenue, compared to $4.7 million in 2010, or 15% as a percentage of revenue. The table below sets forth the components of our operating costs:

	Three months ended
	June 30,
	2011	2010	Difference
Satellite services	$2,725	$2,832	$(107)
Broadband satellite services	549	649	(100)
Programming distribution services	1,666	1,252	414

Total operating costs	$4,940	$4,733	$207

     Satellite services costs decreased due a reduction of $0.2 million in satellite insurance costs and other net expenses.
     Broadband satellite services costs decreased due to the reduction in costs associated with installation of antennas and maintenance of teleport and antennas.
     Programming distribution services costs increased $0.4 million due to programming costs of transmission costs and fiber optics cost.
Selling and Administrative Expenses
     Selling and administrative expenses, which consist primarily of salaries and employee compensations, professional fees, and allowance for doubtful accounts, amounted to $4.9 million in 2011 (15% of revenues), as compared to $3.9 million in 2010 (12% of revenues). The table below sets forth the components of these expenses:

	Three months ended
	June 30,
	2011	2010	Difference
Personnel cost	$2,908	$2,529	$379
Cancelation performance bonus and sales bonus reserve 2009	—	(113)	113
Allowance for doubtful accounts	302	115	187
Advertising	105	49	56
Non Deductible	199	67	132
Other expenses	1,407	1,275	132

Total selling and administrative expenses	$4,921	$3,922	$999

     The variance in personnel cost is primarily due to an increase of $0.5 million as a result of a reversal in 2010 of a performance bonus reserve of $0.1 million in service companies, an increase of $0.4 million in salaries and fringe, wage taxes and other benefits at the FSS business.
     The increase in allowance for doubtful accounts in Enlaces of $0.2 million was due to the application of our internal policy regarding the allowance for doubtful accounts related to a contract linked to a service provided to the Mexican Government.
Restructuring Expenses
     Restructuring expenses consist primarily of fees paid to our financial and legal advisors involved in the restructuring process. Restructuring expenses increased $14.7 million to $19.9 million in 2011 from $5.2 million in 2010. The increase relates to the costs associated with our attempt to modify our financial arrangements during 2011, including legal, professional and advisory fees.
Depreciation and Amortization
     Depreciation and amortization expense increased $3.5 million to $14.5 million in 2011, or 45% as a percentage of revenue, compared to $11.0 million in 2010, or 34% as a percentage of revenue. The table below sets forth the components of our depreciation and amortization expense:

	Three months ended
	June 30,
	2011	2010	Difference
Contract backlog	$4,875	$1,348	$3,527
Satmex 6	3,899	3,633	266
Satmex 5	4,672	4,967	(295)
Concessions	377	353	24
Equipment for satellite, furniture and equipment and other	631	670	(39)

Total depreciation and amortization	$14,454	$10,971	$3,483

     As of May 26, 2011, Satmex recognized, in connection with the adoption of push-down accounting treatment, an increase in intangible assets (contract backlog, customer relationship) which reflected the values that arose from the valuation and fair value of Satmex’s assets. The net increase in depreciation and amortization in 2011 is derived from the recognition of the new value of noncurrent assets starting June 1, 2011 as a consequence of push down accounting treatment.

Operating Income
     For the three months ended June 30, 2011, the operating loss was $12.4 million compared to the operating income of $7.3 million in 2010 due to the reasons mentioned above.
Interest Expense
     Total interest cost for the three months ended June 30, 2011 was $8.1 million, compared to $11.9 million in 2010. The decrease of $3.8 million was due to:

	Three months ended
	June 30,
	2011	2010	Difference
First Priority Old Notes interest	$4,760	$6,837	$(2,077)
Second Priority Old Notes interest	3,344	5,042	(1,698)
New Notes interest	3,156	—	3,156
Interest capitalized in Satmex 8	(3,408)	—	(3,408)
Amortization of deferred financing costs	253	—	253
Other commissions	20	22	(2)

Total interest expenses	$8.125	$11,901	$(3,776)

Net Foreign Exchange Gain (Loss)
     We recorded a foreign exchange gain for the three months ended June 30, 2011 of $118, and $38 in the same period of 2010. Foreign exchange losses and gains are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate.
Income Tax
     Satmex applied different income tax rates according to the estimated date of reversal of each of the temporary items due to rate differences for each year as a result of the laws enacted on December 31, 2009. Satmex and its subsidiaries pay both (i) the business flat tax known as Impuesto Empresarial a Tasa Unica, or IETU, since 2008 and (ii) the income tax known as Impuesto sobre la Renta or ISR. Our future projections indicate that we will continue to pay both taxes during the life of the Concessions. Accordingly, deferred taxes are calculated based on a hybrid approach, which considers a mix of both tax regimens. For the three months ended June 30, 2011, we recorded income tax expense of $4.4 million on a loss before income taxes of $20.3 million, while for the same period of 2010 we recorded income tax benefit of $2.0 million on a loss before income taxes of $4.5 million yielding a negative effective rate in both years. The negative effective rate principally arises from the fact that interest expense, depreciation and amortization are not deductible for IETU purposes, which results in taxable income for those entities that pay IETU. The IETU tax is computed on a cash basis (excluding interest expenses).
Net Loss Attributable to Satélites Mexicanos, S.A. de C.V.
     As a result of the aforementioned factors, the net loss attributable to Satmex for the three months ended June 30, 2011 was $24.7 million, as compared to a net loss of $2.5 million for the same period in 2010.

Liquidity and Capital Resources

Satmex’s cash balance as of June 30, 2011 was $150.8 million compared to $75.7 million on December 31, 2010, an increase of $75.1 million. At June 30, 2011, Satmex had total debt of $325.0 million. This amount represents the Original Notes issued on May 5, 2011.

We generally rely on cash generated from our operations, capital increases and long-term debt to fund our working capital needs, capital expenditures, interest payments and debt repayments. However, our business is very capital intensive and, prior to consummating the Transactions, we faced liquidity constraints principally because our existing indebtedness significantly restricted our ability to use our cash or incur new indebtedness. We may continue to face liquidity constraints as our capital expenditures increase in connection with the construction, launch and insurance of new satellites and the expansion and upgrade of our satellite network.

Substantially all of our capital expenditures are denominated in U.S. dollars. Our total capital expenditures were $129.4 million, $68.5 million, $4.2 million and $6.5 million for the six months ended June 30, 2011 and the years ended 2010, 2009 and 2008, respectively. Capital expenditures related to Satmex 8 were $63.1 million in 2010. Capital expenditures related to the constructfion of Satmex 7 were $3.5 million in 2008. During the six months ended June 30, 2011 and the years ended 2010, 2009 and 2008, we invested $0.6 million, $4.6 million, $1.8 million and $3.0 million, respectively, in electronic, data and processing equipment, infrastructure and vehicles. The table below sets forth our capital expenditures for the periods indicated:

	Six Months
	Ended June 30,	Year Ended December 31,
	2011	2010	2009	2008
	(In millions of U.S. dollars)

Acquisition of property, furniture and equipment	$0.6	$5.4	$4.2	$3.0
Construction of Satmex 7	—	—	—	3.5
Construction of Satmex 8	128.8	63.1	—	—

Total	$129.4	$68.5	$4.2	$6.5

We expect the net proceeds from the Transactions and the cash flow generated from our operations to be sufficient to fund our working capital and capital expenditures needs for fiscal year 2011, including the payments to be made during the year in connection with the construction, launch and insurance of Satmex 8, which we estimate to be $177.3 million of the total cost of approximately $331.6 million. We anticipate funding any future capital expenditures, including the construction, launch and insurance of Satmex 7, from proceeds raised through one or more separate debt and/or equity offerings, as we do not anticipate generating sufficient cash from operations.

Sources and Uses of Cash

We generated positive cash flow of $75.1 million during the first six months of 2011 as compared to negative cash flow of $0.9 million in 2010.

Operating Activities

Notwithstanding our net loss, our operations for the six months ended June 30, 2011 generated $5.3 million in positive cash flow. Our net loss was partially offset by our non-cash expenses, including $24.7 million of depreciation and amortization and $4.0 million of accrued, capitalized interest. Changes in operating assets and liabilities during the first six months of 2011 also negatively affected our cash flow by $30.7 million principally as a result of slower collections of accounts receivable.

Our operations for 2010 generated $41.0 million in positive cash flow despite our net loss which was principally due to significant non-cash expenses, including $43.4 million of depreciation and amortization and $15.5 million of accrued and capitalized paid-in-kind interest. Changes in operating assets and liabilities during 2010 negatively affected our cash flow by $2.2 million principally as a result of slower collections of accounts receivable when compared to our revenue growth in 2010, as well as an IETU tax credit in excess of $3.2 million as a result of capital expenditures for Satmex 8 which has not yet been realized in cash.

Our operations for 2009 generated $46.0 million in positive cash flow despite our net loss which was principally due to significant non-cash expenses, including $47.7 million of depreciation and amortization and $14.3 million of accrued and capitalized paid-in-capital interest. Changes in operating assets and liabilities during 2009 positively affected our cash flow in excess of $4.2 million, primarily as a result of net collections of accounts receivable, which more than offset payments made against accounts payable, accrued expenses and income taxes and prepaid insurance.

Investing Activities

Our net cash used in investing activities for the six months ended June 30, 2011 primarily resulted from the payments associated with the construction of Satmex 8 and our investment in infrastructure, vehicles and electronic, data and processing equipment.

Our net cash used in investing activities for the year ended December 31, 2010 primarily resulted from the payment associated with the execution of an ATP for the future construction of Satmex 8 and our investment in infrastructure, vehicles and electronic, data and processing equipment. Our net cash used in investing activities for the years ended 2009 and 2008 resulted from similar equipment investments.

Financing Activities

Our net cash provided by financing activities for the six months ended June 30, 2011 was $158.5 million and reflects the shareholders’ capital contributions of $90.0 million, and the issuance of the Exchange Notes for $325.0 million net of repayment of $238.2 million of the First Priority Old Notes and payment of deferred financing costs of $18.2 million.

We did not experience cash inflow or outflow from financing activities during the years ended 2010, 2009 or 2008.

We believe that after the Transactions, our current sources of liquidity are sufficient to meet our operating requirements for 2011.

PART II — OTHER INFORMATION
Item 2 — Other Matters
None.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATÉLITES MEXICANOS, S.A. DE C.V.
Date: September 8, 2011	By:	/s/ Pablo Manzur y Bernabéu
Pablo Manzur y Bernabéu
General Counsel